UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2019

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date April 26, 2019	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

China Eastern Airlines

2018 Coporate Social Responsibility Report

—Working Together to Create a Sustainable Future—

March 2019

Performance Indicators	137

GRI Content Index	149

HK-ESG Index	161

Assurance Statement	170

Feedback Sheet	171

What does sustainable development mean for China Eastern Airlines?

The aviation transport industry bears an important mission of advancing humanistic exchange, economic and trade exchange, and cultural communication. It also reconstructs individual lifestyle and corporate ecology. The sustainable development of the aviation transport industry needs to balance aviation resources, social needs, environmental factors and economic benefits. How to reduce negative impacts on society and the environment and maximize its positive impacts on sustainability are important challenges that we have been thinking about. We believe that responsible and sustainable operations make more positive contributions to sustainable development and also brings us more innovation opportunities, stronger partnerships and more sustainable growth.

1 Message from the Chairman

“A ‘world-class’ company is bound to be a more sustainable company with stronger capabilities to promote and achieve high-quality development of civil aviation, propel the building of a nation with strong civil aviation, and contributes to the sustainable development of the whole world.”

Development is the eternal theme of human society. In today’s world, China’s economic development has entered a ‘new normal’ era. While the global governance system is undergoing structural reshaping and the trade protectionism and unilateralism are rising, global economic development has also entered a transitional period, facing underlying problems and historic choices. However, development is a strong support for achieving fairness and justice and the main theme of development will not change over time. What we need is a more efficient, sustainable, higher-quality, and fairer development.

For China Eastern, we are highly aware of the importance of development. 2018 was not only the 61st anniversary of the founding of China Eastern, a crucial year to continue the implementation of the 13th Five-Year Plan, but also the 10th anniversary for China Eastern to reinvent itself. From the end of 2008 to the end of 2018, we had made profits for ten consecutive years and kept zero rolling accident rate. The period witnessed the longest profit-making period, promoted the largest reform volume, and displayed the best development quality. In 2018, the operating revenue reached 114.93 billion yuan, hitting a record high. We showed stronger overall strengths, enhanced brand image and enterprise vitality, and build our confidence in strategy, capability and corporate culture. We had not only achieved leapfrog economic development, but enhanced customer and employee satisfactions. In addition, we participated in addressing global challenges such as climate change, poverty alleviation and elimination. Our capabilities to serve national strategies, economic and social development, reform and opening-up policy, and the people’s livelihoods have been significantly enhanced. It can be said that China Eastern has created a “golden decade” in the corporate history.

No matter how the times change, we are deeply aware that safety is the lifeline of civil aviation industry and the foundation of its development. We always take safety as our foremost mission, responsibility and task. In the past ten years, we had performed 7.04 million safe flights for 16 million hours cumulatively, transporting 841 million passengers. In 2018, we kept the stable security situation with 930,100 safe flights for 2,206,000 hours, ensuring flight safety and air defense.

As an economic organization in the new era, we cannot gain inexhaustible development momentum unless people’s interests are put in first. We seek to better meet “people’s ever-growing needs for a better life”, and leave no one behind in this process. The most important concerns of passengers, such as flight punctuality and service quality, are also of the greatest concerns to us. Thanks to the ongoing improvement of flight punctuality management, our flight punctuality rate has continued to increase over the past few years and reached over 80% in 2018. We have accelerated the supply-side structural reform of the service. “Noodles of China Eastern - Taste of Home” is a typical case of the supply system improvement. We have improved the air first aid system by establishing a team of air medical experts, releasing the first in-flight first aid handbook in China, making unremitting efforts to save passengers’ lives and reducing air emergency medical incidents. We continue to actively participate in national targeted poverty alleviation and public welfare in community. In 2018, we gave full play to our industrial advantages to integrate premium social resources, and took the initiative to conduct collective poverty alleviation. In 2019, the targeted poverty alleviation projects of Cangyuan County and Shuangjiang County, Yunnan Province conducted by China Eastern were included in the poverty elimination appraisal list of Yunnan Province, facilitating the complete success of the fight against poverty.

The new era requires new policies, new requirements and new systems to realize the goal of building a beautiful China. Guided by the conviction that lucid waters and lush mountains are invaluable assets, we continue to optimize the fleet structure. In 2018, we introduced a total of 67 aircrafts in four new models, such as A350-900 and B787-9, making China Eastern the airlines that boast the youngest fleet and the most advanced aircraft models among all the global major airlines. We also vigorously promoted energy conservation and emission reduction measures to reduce specific fuel consumption, cutting down on fuel consumption (ton/km) by 4.2% and fulfilling our commitment to address climate change with actions.

In the new era of comprehensive Opening-up, we respond to and implement national strategies with a high sense of mission and responsibility to serve the coordinated regional economic and social development. Serving China’s opening up and the Belt and Road Initiative, we have accelerated our international competitiveness and built the Silk Road in the air. At present, we operate 124 routes along the Belt and Road countries, covering 36 cities in 18 countries. Based on the strategies of the integrated development of Beijing-Tianjin-Hebei region and that of the Yangtze River Delta, we have fully promoted the construction and operation of Beijing Daxing International Airport project, enhanced communication with local governments of Jiangsu, Zhejiang, Shanghai and Anhui, and endeavored to build Shanghai as the hub of an aviation cluster. In 2018, we not only successfully guaranteed major transportation tasks for the Shanghai Cooperation Organization (SCO) Qingdao Summit, the Boao Forum, the Hajj charter, the Beirut peacekeeping force, etc., but also accomplished the transportation service task for the first China International Import Expo (CIIE) with the highest standards, the most effective measures, the most rigorous requirements and the best performance as the host.

“What’s past is prologue.” There is no end to business development. After a long period of efforts, we have built China Eastern into a global airline. At present, our goal is to make China Eastern a world-class company, which must be a more sustainable airline with stronger capabilities to promote and realize the high-quality development of civil aviation, promote the building of a nation with strong civil aviation, and meanwhile contributed to the world’s sustainable development. Therefore, while welcoming the 70th birthday of the People’ Republic of China and the Company’s new development stage, we will further accelerate our sustainable corporate development and facilitate the realization of the Sustainable Development Goals. We believe that no matter how the world changes, we will take actions to realize our dreams with courage, pride and enthusiasm, firmly grasp the initiative of development, and constantly cultivate new edges for development, so that China Eastern will be more sustainable in the next decade!

Liu Shaoyong

Chairman

China Eastern Airlines Corporation Limited

2 About the Report

Reporting Objectives

Since 2009, China Eastern Airlines has released the corporate social responsibility report annually. It discloses the Company’s CSR concepts and practices to promote the understanding, communication and interaction between the Company and its stakeholders, facilitate the establishment of trust and cooperation based on the same value identification, and foster sustainable development of the Company and the society. This is the 11th corporate social responsibility report released by China Eastern Airlines Corporation Limited.

Reporting Period

The data and the contents in the report mainly cover the Company’s management and practice from January 1, 2018 to December 31, 2018. Some data and contents may extend beyond the time scope if necessary.

Reporting Cycle

The report is published annually. The latest report was released in March, 2018.

Reporting Scope

The entire company (including its branches and wholly-owned subsidiaries) and some practices may come from China Eastern Group and the holding subsidiaries.

Compilation Conformance

This report was prepared in accordance with Guidelines to the State-owned Enterprises Directly under the Central Government on Fulfilling Corporate Social Responsibilities issued by State-owned Assets Supervision and Administration Commission of the State Council (SASAC), Environmental, Social and Governance Reporting Guide(HK-ESG) issued by Hong Kong Exchanges and Clearing Limited, Guidelines on Preparation of CSR Reports and Notice on Further Improvement of Poverty Alleviation Work Performance Disclosure of Listed Companies issued by Shanghai Stock Exchange, GB/T 36001 Guidance on Social Responsibility Reporting, GRI Sustainability Reporting Standards (GRI Standards) issued by the Global Sustainability Standards Board (GSSB), Guidance on Social Responsibility (ISO 26000:2010) issued by International Organization for Standardization (ISO), Guidelines on Corporate Social Responsibility Reporting for Chinese Enterprises (CASS-CSR 3.0), the 2030 Agenda for Sustainable Development, and supplement guidelines in aviation service industry. With systematic integration of crucial guidelines and standards, the report has served as a response to stakeholders’ expectations and requirements and highlighted industrial features and corporate characteristics.

Data Source

Relevant information, data and cases were collected from China Eastern, its subsidiaries and branches. All the materials have been reviewed by relevant departments.

Reference

To facilitate presentation and reading, “China Eastern Airlines Co., Ltd.” in this report also was referred to as, “China Eastern”, “the Company” and “We”. “China Eastern Air Holding Company” was referred to as “China Eastern Group”. The subsidiary “Shanghai Airlines Co., Ltd.” was referred to as “Shanghai Airlines”. “China United Airlines Co., Ltd.” was referred to as “China United Airlines”. “Eastern Airlines Technology Co., Ltd.” was referred to as “the Technology Company”. “China Eastern Airlines Technology R&D Center Co., Ltd” was referred to as “China Eastern R&D Center”. “Shanghai Airlines Tours International (Group) Co., Ltd.” was referred to as “Shanghai Airlines Tours International”. All branches were referred to as “the name of region + Branch”.

Report Access

The report is available in Chinese and English versions. For any discrepancies between the two versions, the Chinese version shall prevail. The report was released in printed and electronic formats. You can download the electronic report on the website of Shanghai Stock Exchange and the Company’s website (www.ceair.com). If you need a printed report or have any suggestion, please contact us as follows:

Contacting Department: Department of Corporate Culture and Brand Management of China Eastern Airlines

Telephone: 021-22331435

Fax: 021-62686883

Address: 36 Hongxiang 3rd Road, Shanghai Hongqiao International Airport, Shanghai, China

Zip Code: 201100

Reporting Preparation

3 About China Eastern

3.1 Company Profile

Headquartered in Shanghai, China Eastern Airlines Corporation Limited (hereinafter referred to as China Eastern) is one of the three state-owned backbone airlines of China. It originates from the first squadron established by the former Shanghai Civil Aviation Administration in January 1957. In 1997, China Eastern was listed in New York, Hong Kong and Shanghai. It now operates a modernized fleet consisting of nearly 700 aircrafts, which is one of the youngest fleets in the world. Moreover, China Eastern has the largest-scale aerial Wi-Fi fleet and is the first Chinese airline to promote the application of portable devices such as mobile phone on board.

As a member of SkyTeam Airline Alliance, China Eastern provides routes with 1,150 destinations in 175 countries. Every year, it serves over 120 million passengers across the world, with the passenger turnover ranking global top ten. “Eastern Miles” Frequent Flyers can enjoy the membership benefits of 19 airlines from SkyTeam Airline Alliance and the service of more than 750 VIP airport lounges across the world.

In recent years, upholding the development vision of “building a world-class airline and a happy China Eastern”, China Eastern has successively won the Flight Safety Diamond Award, the highest flight safety award in China, and has been rated as Top 50 Most Valuable Chinese Brands by the world’s famous brand rating agency - WPP in consecutive years. Moreover, it has continued to win the award of Brand Finance Global 500, and received other awards provided by authority organizations, such as the Golden Tripod Award - the highest award for listed companies, China Securities Golden Bauhina Award, the Award for Airlines with Fastest Global Progress and the Award for the Most Popular Asian Airlines. Besides, China Eastern has also received major awards for its corporate social responsibility performance.

Fleet structure in 2018

Aircraft Model	2018	2017	2016
B777 series	20	20	16
B787 series	4	0	0
A350 series	2	0	0
A330 series	57	58	51
A320 series	307	291	265
B737 series	290	254	234
B767	0	4	6
Business aircraft	12	10	15

Total	692	637	587

Note: The data of freight aircrafts of China Eastern Group’s subsidiaries are excluded.

3.2 Strategy and Governance

3.2.1 Corporate Strategy

Pursuing “comprehensively deepening reform” as our main task, China Eastern has focused on internationalized and internet-based development and regarded transformational development, brand building and capability improvement as the three guarantees to realize the new development plan of “1232” featuring “one guideline, two focuses, three guarantees and two aspirations” for being a world-class airline and a happy China Eastern. In 2018, China Eastern held the seminar on the strategy of building a world-class airline to specify the Four Major Signs, Five Major Supports and Six Major Transformations for being a world-class airline1; based on the framework of the China Eastern’s 13th Five-Year Plan, the industrial development and the Company’s strategy development, we have moderately adjusted the development goals for the next three years and formulated the Guideline on Three-Year Rolling Development Plan (2018-2020).

[1]	Four Major Signs: First-class safety quality, first-class customer experience, first-class enterprise brand, and first-class performance

Five Major Support: First-class corporate governance, first-class overall operation, first-class risk management, first-class cadre talent team, and first-class corporate culture

Six Major Transformations: The transformations from “downward-style” reform to “aggressive” reform, from “industrial layout” to “industry upgrading and transformation”, from “business-oriented” to “customer-oriented”, and from “market-oriented partial breakthrough” to “market-oriented comprehensive advancement”, from “learning and follow-up” to “pilot implementation”, from “high-speed development” to “high-quality development”.

3.2.2 Corporate Governance

China Eastern has continuously improved corporate governance structure in strict accordance with the listing rules of listed companies in China and overseas and related laws and regulations. In 2018, in line with related requirements of the SASAC on the establishment of the board of directors of the state-owned enterprises, the Company systematically revised the Articles of Association, Rules of the General Meeting of Shareholders, Rules of Deliberation of the Board of Directors, Work Regulations of General Managers and other important regulations to further improve corporate governance and fully conform to the new situation and new requirements of corporate reform and development. The Company organized 13 meetings of the Board of Directors, including five Board meetings, four shareholder meetings, and 26 special committee meetings, covering the issues of the Company’s annual budget and investment plan in 2018, the financial report and annual report in 2017, and the Company’s non-public offering of shares, etc. In order to help the Company’s business units better understand the regulatory rules for listed companies, we organized the exchange meetings on 2018 business training and securities affairs training for listed companies to enhance the compliance awareness of department personnel and expand their business knowledge areas.

Corporate Governance Framework

Annual General Meeting

Board of Directors

Board of Supervisors

Nomination and Remuneration Commitee

Audit and Risk Management Commitee

Planning and Development Commitee

Aviation Safety and Environment Commitee

The Management

Board of directors and core management

Name	Position
Liu Shaoyong	Chairman, Secretary of the Party Committee

Li Yangmin	Director candidate, General Manager, Vice Secretary of the Party Committee

Tang Bing	Director candidate, Vice Secretary of the Party Committee

Lin Wanli	Independent Director

Li Ruoshan	Independent Director

Ma Weihua	Independent Director

Shao Ruiqing	Independent Director

Cai Hongping	Independent Director

Yuan Jun	Worker Director

Organizational Structure

3.2.3 Investor Relations Management

In strict accordance with the regulatory requirements for listed companies, the Company fulfills its responsibilities of information disclosure and continuously improves the disclosure quality. In 2018, the Company issued four periodic reports, 112 temporary announcements and 74 non-announcement documents through the platform of the Shanghai Stock Exchange, and 214 announcements through the Hong Kong Stock Exchange and the New York Stock Exchange. China Eastern was rated as a Class A listed company for the 2017 annual information disclosure by the Shanghai Stock Exchange.

In order to strengthen exchange and communication with professional investment institutions and investors in overseas capital markets, the Company organized the 2017 and the 2018 half-year global performance roadshows and exchanged views with 97 overseas institutional investors on capital market hotspots; in 2018, the Company organized telephone meetings with domestic and foreign analysts, including 601 institutional investors and 23 domestic and foreign mainstream media. A total of 207 analysts and fund managers in 41 batches visited China Eastern. China Eastern was also invited to participate in investor exchange meetings held by several investment banks, and conducted face-to-face exchanges with 491 investors. The Company also organized two listed company activities, including the investors reception day and visiting listed companies.

3.2.4 Compliance Management

China Eastern thoroughly implements the new concept, new idea and new strategy of advancing law-based governance in all fields proposed by General Secretary Xi Jinping, follows the requirements of the SASAC on the Opinions on Comprehensively Promoting the Building of Law-based State-owned Enterprises, and aspires to realize the goal of building a world-class airline with improved governance, compliance operation, proper management, law abiding and integrity, to enhance law-based corporate governance and stably promote a law-based China Eastern.

In 2018, the Department of Legal Affairs of China Eastern Group (corporation limited) was renamed the Department of Legal Compliance, and set up the compliance management division. The Company established a leading group for the law-based China Eastern and gave full play to the leading role of the Party organization in law-based corporate governance. We improved the systems by revising the Implementation Plan for Comprehensively Promoting the Law-based China Eastern (revised in 2018), formulating and issuing the Implementation Plan of Self Inspection for ‘the Regulations on Responsibility Fulfillment of the First Responsible Persons of the Central State-owned Enterprises in Law-based Governance and the Interim Regulations of China Eastern on Credit Management in Civil Aviation Industry, so as to enhance civil aviation credit management and establish the rigid restraint mechanism for building a law-based China Eastern. Besides, we strengthened legal review and control, implemented the full process compliance management for contracted projects, and strengthened the research on legal issues in promoting Industrialization and Informatization, thereby ensuring that the legal review rate of major operational decisions, major contracts and major regulations reached 100%.

3.2.5 Party Building

China Eastern integrates Party building into the Company’s links of safety, service, operation and management, ensuring that its reform and development always follows the correct political direction. In 2018, the Company thoroughly studied and implemented Xi Jinping’s Thought on Socialism with Chinese Characteristics for a New Era and the guiding principles of the 19th CPC National Congress, worked on tasks of Party Building Quality Improvement Year of Central SOEs, continued to fulfill Party building responsibilities and enhance the building of a clean Party, and comprehensively exercised strict governance over the Party, so as to provide solid guarantee for the Company’s reform and development.

In 2018, the Company issued the 2018 Party Building Priorities of China Eastern and the Key Tasks of Party Building in China Eastern Group to promote the implementation of various tasks at the primary level. According to the Implementation Measures for Party Building Accountability System, we promoted Party building evaluation and appraisal of the Party building work accountability system by issuing the implementation plan for on-site assessment and evaluation. At the same time, the Company strengthened political theory learning and created a new platform for “the Internet + Party building” theoretical learning. Furthermore, China Eastern Group established Party school to further enhance the scientific and professional theoretical education for Party officials.

3.2.6 Anti-corruption

Earnestly implementing the arrangement of the State Inspection Commission of the Central Commission for Discipline Inspection, and the Discipline Inspection and Supervision Team of the SASAC, China Eastern tightens up on the accountability for overseeing discipline compliance, and focuses on supervision and inspection in key areas. In 2018, the Company revised and issued the “new 32 regulations” for implementing the central Party leadership’s eight-point decision on improving Party and government conduct, and organized 180 special treatment activities. Meanwhile, the Company strengthened patrol inspections by carrying out internal inspections. In 2018, two rounds of special inspections in Party Committees of the seven subsidiaries, and one round of special inspection in the Party Committee of China Eastern headquarters were carried out. In addition, the Company conducted warning education and disclosed the typical cases detected by the Party discipline inspection teams in 2018, educating employees with cases around them.

3.2.7 Risk Control

The Company adheres to the problem-oriented approach and focuses on addressing symptoms and root causes. By examining weakness and root causes from system design to organization business process, from business process to the control link, from the headquarters’ overall management model to the primary-level units, the Company regulates business operations and improves management mechanisms in order to enhance the ability to resist risks.

Measures to Promote Risk Management in 2018

3.2.8 Informatization

According to the Company’s strategic deployment and specific requirements, we fully promote the implementation of the strategic priorities of China Eastern in 2018, i.e., “Gathering Data, Cementing Algorithms, and Building Internet-based China Eastern”, and the eight major Internet scenarios. By giving full play to the data, the Company uses algorithms to drive enterprise operations and comprehensively advance its work in all aspects. Under the framework of the 13th Five-Year Plan, we discussed and completed the mid-term rolling plan of informatization for the 13th Five-Year Plan period, and further clarified the orientations and measures of informatization development strategy in mid- and later-term of the 13th Five-Year Plan period according to industry development environment, our business development strategy and technology development trend.

Informatization Measures in 2018

4 2018 Highlights

•	The events in honor of 40th anniversary of China’s reform and opening up

The roots of China Eastern have always been closely linked to the People’s Republic of China. The development of China Eastern has always resonated with the times. Our cause was initiated steadily under the cordial care of the older generation of revolutionaries, and has developed rapidly in the tide of reform and opening up. What we inherit is the stock of heroes and heroines. With cordial patriotism and aspiration to serve the country, we resolutely implement the decisions of the CPC Central Committee, actively served the country’s major strategies, and participated in the great cause of the Party and the people.

•	An excerpt from the speech delivered by Chairman Liu Shaoyong at China Eastern’s Celebration of the 40th Anniversary of China’s Reform and Opening Up

In December 27, 2018, China Eastern held the Celebration of the 40th Anniversary of China’s Reform and Opening Up at the “Home of China Eastern”. In 2018, China Eastern launched a series of publicity activities in various forms in honor of the 40th anniversary of China’s reform and opening up.

China Eastern micro-film in honor of the 40th anniversary of China’s reform and opening up

Two photos contributed by China Eastern are included in the large-scale exhibition for Great

Changes - In Honor of the 40th Anniversary of China’s Reform and Opening up.

On December 14, 2018, CCTV News broadcast a six-minute feature film to show the development of civil aviation for 40 years from the perspective of a pilot from China Eastern. The official WeChat account of People’s Daily published the micro-film Glorious Years as headline on the anniversary of the reform and opening up.

The Company and the SASAC jointly held the “New Era·New State-owned Enterprises” video contest.

•	Guaranteeing the service for the first China International Import Expo (CIIE)

On November 5, the first China International Import Expo (CIIE) opened in Shanghai. As the largest airline with Shanghai - the venue of the Expo - as its main base, China Eastern undertook the service guarantee mission of the Expo, providing professional services including air passenger transportation, freight logistics, ticketing, etiquette and security, etc. In the profile of a host and with high spirits, the Company has thoughtfully served global exhibitors and buyers, and showcased to the world the brand of China Eastern, the spirit of civil aviation and the quality of Shanghai service.

•	Seizing the development opportunities brought by CIIE

During the Expo, China Eastern Group signed 10 purchase agreements with companies from the United Kingdom, Singapore, France, the United States, Canada and other countries, covering engine procurement, engine contract repairing, aviation materials contract repairing, flight simulator, aviation fuel supply, and onboard entertainment facilities, etc. China Eastern Group became the largest state-owned aviation transportation group with the most variety and the widest range of procurement in civil aviation in 2018.

•	Guaranteeing the first CIIE with high standards

China Eastern optimized service processes and improved service quality to ensure service support for the Expo with the highest standards, the most effective measures, the most rigorous requirements and the best performance.

•

China Eastern integrated various communication platform resources, and dynamically updated and displayed relevant promotional videos in the on-board video system and the service areas of Shanghai Hongqiao Terminal and Pudong Terminal, to spread the idea of CIIE to global travelers.

•	China Eastern set up five service display areas in the Expo venue to provide exhibitors, media reporters and buyers with convenient services offered by China Eastern.

•	The logistics company of China Eastern provided considerable service to ensure that a number of “star exhibits” such as “flying cars” could pass the customs seamlessly.

•

The first new Boeing 787-9 “Dream” wide-body aircraft of China Eastern joined the Shanghai Airlines fleet on the eve of the opening of the Expo, providing more comfortable journeys for guests who will participate in the Expo, presenting the “aerial card” of Shanghai to global travelers.

•	China Eastern newly added 560 overtime flights during the period from November 6 to November 13 in order to meet the travel needs of the Expo.

•

China Eastern set up VIP lounges at Shanghai Hongqiao Airport and Pudong International Airport to improve the environment and optimize services for the Expo. Moreover, China Eastern set up self-service check-in equipment at Shanghai Hongqiao Railway Station and SkyTeam Interchange service counters at Pudong International Airport, so as to provide more convenient hub services for passengers from all over the world.

•	CCTV News broadcast the contributions made by China Eastern’s efficient and orderly service for the Expo, earning extensive praise by all walks of life.

China International Import Expo Bureau, the Command Office of the Foreign Affairs Activities Support Group of CIIE, Shanghai Hongqiao Airport and other organizations have affirmed the contributions of China Eastern to the Expo.

Stakeholders’ feedback

In the process of preparing and hosting the first China International Import Expo, China Eastern actively assisted Shanghai in comprehensive coordination, exhibition services, security and publicity, with a strong sense of responsibility and great enthusiasm, ensuring the success of the first CIIE. Therefore, we would like to extend our heartfelt thanks and lofty respect to China Eastern!

•	CPC Shanghai Municipal Committee, the People’s Government of Shanghai Municipality

With a high sense of responsibility and mission, China Eastern has done a lot of effective work for the first CIIE in terms of flights, ticketing and services, etc. In particular, China Eastern has given great support to etiquette services, logistics support, and ticketing services for the Central SOEs International Cooperation Forum hosted by the CIIE Central SOE Trade Mission, contributing to the success of the Forum. The achievement of CIIE Central SOE Trade Mission in the Expo is inseparable from the high attention, solid and hard work of China Eastern.

•	Secretariat of CIIE Central SOE Trade Mission

•	Milestones

The First Airline to Realize Use of Mobile Phones Onboard

In January, China Eastern first officially released the Announcement on the Standards for the Use of Portable Electronic Devices on China Eastern Aircrafts, announcing to lift the ban on mobile phone use in the air and opening a new page of Chinese civil aviation in flight experience.

China’s first in-flight first aid handbook released

In April, China’s first in-flight first aid handbook was officially released on the first anniversary of the launch of the “Air Medical Experts” program pioneered by China Eastern. The handbook is the result of the joint efforts of China Eastern, experts in civil aviation industry and the Shanghai Volunteer Physician League (SVPL), which provides detailed implementation specifications and operational standards for airborne first aid, and improves the quality and efficiency of onboard first aid. It marks a new stage of China’s in-flight first aid undertaking.

Reaching for the sky with “Buzz Lightyear”

In April, the “Disney-Pixar Toy Story” theme aircraft that is decorated inside and outside with characters from the classic animations such as Buzz Lightyear, Cowboy Sheriff Hu Di and other “Toy Story” classic characters launched its first flight. This is the third theme aircraft jointly launched by China Eastern and Shanghai Disney Resort, and also the first full-scene theme aircraft of Chinese mainland airlines to integrate fuselage painting, cabin interior decoration and airport theme scenes. China Eastern hopes to help children explore the vast sky as they like.

The first airlines that set up DPO to comprehensively upgrade information safety

In May, China Eastern officially established the position of Data Protection Officer (DPO), which is responsible for data protection and compliance operations of the Company. China Eastern becomes the first company in China to set up data protection officers.

The first Northern Europe route

On June 16, China Eastern officially launched the Shanghai-Stockholm route, the first route from Shanghai to Sweden, which marks the first time of China Eastern to enter the Nordic market.

The national mainstream media of countries along the Belt and Road focus on the development of China Eastern

In June, the Belt and Road National Media Training and Study Seminar, organized by China Eastern and China Daily, etc., held an opening ceremony at Shanghai International Studies University. Senior editors and journalists from 12 overseas media came to China to attend the seminar and participate in media exchanges and enterprise visits. The participants conducted in-depth field research at China Eastern and had a deeper understanding of the achievements of China over the past 40 years of reform and opening up, and the high-quality development of Chinese enterprises in the new era. They also joined special discussions on topics such as enterprises’ overseas communication and new media construction.

Cross shareholding

In July, China Eastern announced the fixed issuance increase of RMB 10 billion, introducing two investors: JuneYao Group and China State-owned Enterprise Structure Adjustment Fund. In November, China Eastern Group announced the plan to invest in the fixed issuance increase of Juneyao Airlines. The capital cooperation will help further strengthen and deepen business cooperation between the two parties, which reflects the mutual integration of state-owned capital and non-public capital.

The first Boeing 787-9 aircraft commissioned

In September, the first Boeing 787-9 aircraft newly introduced by China Eastern flew to Shanghai Hongqiao International Airport and officially joined Shanghai Airlines, a subsidiary of China Eastern, becoming the 100th aircraft of Shanghai Airlines. China Eastern officially released the latest generation of top-class passenger service system to the world through the first Boeing 787-9 aircraft.

China Eastern World-class Seminar

In October, China Eastern conducted research and discussion on business blueprint planning in order to achieve the goal of building a world-class airline.

Innovation on the poverty alleviation model

In October, on the occasion of the fifth National Poverty Alleviation Day, China Eastern innovated in poverty alleviation model, built a platform to gathered social forces and signed a series of cooperation projects to help the fight against poverty.

Honest air ticketing

In November, the ticketing system of China Eastern has malfunctioned, causing some abnormal low-cost air tickets appeared in the ticketing system. The Company immediately issued the announcement that all the tickets sold were valid and that representatives would be selected as “lucky dogs” to participate in the new A350 pick-up ceremony and experience the new definition of intercontinental travel.

Coming of A350

In November, the first Airbus A350-900 landed at Shanghai Hongqiao Airport, which was equipped with a new generation of world-class cabin service system. In addition to the characteristics of the new model itself, many highlights such as “Box Business Class” and “Airborne Living Room” are the first of their kinds in the world or in the industry, redefining the new standards and new styles of comfort services provided by international long-distance routes.

Winning the championship in the Knowledge Contest of Law-based Governance and Credit Management of Civil Aviation

In December, in the finals of the Knowledge Contest of Law-based Governance and Credit Management of Civil Aviation co-sponsored by the Civil Aviation Administration of China (CAAC), the China Air Transport Association and the China Civil Airports Association, the No. 1 Team of China Eastern won the first prize for team work and the No. 2 Team won the third prize. The achievements reflect the rapid development of legal work of China Eastern in recent years.

Key Performance in 2018

Operating revenue (RMB billion)
98.560
101.721
114.930
2016
2017
2018
Total profts (RMB billion)
6.507
8.620
3.867
2016
2017
2018
Number of flight route destinations
1,062
1,074
1,150
2016
2017
2018
Passenger turnover (10,000 persons)
10,141.00
11,081.00
12,119.97
2016
2017
2018
Number of aircrafts in operation
587
637
692
2016
2017
2018
Flight punctuality rate (%)
74.82
71.99
80.55
2016
2017
2018
Aircraft incident rate per ten thousand hours
0.072
0.052
0.018
2016
2017
2018
Safe flight hours (10,000 hours)
195.6
211.1
220.6
2016
2017
2018

5 The Golden Decade of China Eastern (2009-2018)

The decade from 2009 to 2018 is the most important ten years in the history of China Eastern. We achieved profits and maintained the record of zero rolling accident for ten consecutive years, creating the longest profit cycle. In the past ten years, we have achieved new drivers of growth and considerably improved development quality by adjusting the “Five Major Structures”, i.e., fleet structure, market structure, industrial structure, asset capital structure and human resource structure, and carrying out mixed ownership reform of the Eastern Air Logistics Co., Ltd. and “Four Transformations” of the aircraft, namely, specialized production, industrialized management, market-oriented operation, and international development. The capabilities of China Eastern to serve national strategy, economic and social development, reform and opening up, and the people’s livelihood have been significantly enhanced. This Golden Decade has accumulated rich experience and laid a solid foundation for China Eastern, which will not only bring new development opportunities for the Company, but empower us with the courage, ability and confidence to meet future challenges and open a new voyage towards a world-class airline.

•	Key Figures in the Decade

Performance Index	By the end of 2008	By the end of 2018
Total assets of China Eastern Group (RMB billion)	86.823	291.856
Net assets of China Eastern Group (RMB billion)	-4.902	70.866
Number of aircrafts in operation of China Eastern Group	240	704
Number of employees	54,500	77,005
Annual passenger turnover (10,000)	3,723	12,100
Safe flight hours (Hour)	755,170	2,206,000
Customer satisfaction (point)	89.15	89.35
Fuel consumption (Ton/hour)	3.191	2.994

6 10 Years of Efforts: More Effective CSR Management

Over the past decade, as the largest developing country and the most active economy in the world, China has gradually transformed from a follower to an initiator in sustainable development, and offers Chinese wisdom and Chinese approach to solving the problem of sustainability facing the mankind. Accordingly, China Eastern is also more deeply aware that its professional advantages in contributing to the sustainable development of China and the world. On the basis of better social responsibility management, China Eastern is working with all parties to meet the challenges of sustainable development.

6.1 Background of Sustainable Development

The economic, environmental and social challenges faced by human society and the earth are affecting the development of industry and commerce all the time. Due to the influence of international oil price, political and economic development and other factors, the aviation industry needs to focus on its own development in a broader context of sustainable development. Well recognizing the significance of the 2030 Agenda for Sustainable Development and guidelines and framework proposed by China, such as the Belt and Road Initiative, and poverty alleviation, we further identify and define how to contribute to the global sustainable development process through social responsibility management and practice.

6.2 CSR Integration

Social Responsibility Management Framework

We review our corporate philosophy and vision from the perspective of social responsibility, integrate the philosophy of social responsibility into our development vision of “creating a world-class airline, building a happy China Eastern”, and integrate the CSR philosophy of “taking into account the demands of important stakeholders” into the corporate concept of “caring for employees, putting customers first, satisfying shareholders, and earning the public’s trust”. We integrate social responsibility into our management and daily operation by decomposing the work related to social responsibility, combining it with the existing organizational system, and incorporating it into the daily of management departments. Based on ten years’ experience in reporting preparation, we have gradually established a normalized mechanism of social responsibility information disclosure and communication. The annual communication, reporting and systematic summary of the practical progress of the CSR material topics helps us promote the social responsibility practice and management, and drive the internal integration and dissemination of the philosophy and awareness of social responsibility.

6.3 Materiality

In line with the GRI Standards, and based on the identification and analyses of material topics in 2017, the Company combines macroeconomic policy trends of global sustainable development in 2018 with the Company’s important strategic direction and stakeholder appeals to make analyses and modification of material topics in 2018, finally identifying 19 material topics

Material Topics	GRI Topics	Progress in 2018	Plan for 2019
Aviation Safety

•  Developed the safety performance management promotion plan, and revised safety incentives and error standards

•  Established a two-tiered risk management committee

•  Promoted the application of big data in security

•  Passed the resolution that China United Airlines adopts a safe operation and self-management mode

•  Established the DuPont Safety College to conduct special training for safety management officers

•  Implement 26 measures of the CAAC to promote legal and compliance operations

•  Enhance the application of safe big data and new technologies

•  Innovate in risk management mechanisms to improve risk management and control capabilities

•  Strengthen work safety, create a positive safety culture, and enhance safety work initiative

Occupational Health and Safety	GRI 403 Occupational Health and Safety	• Implemented localized recruitment, scientifically allocated personnel resources, and rationally cut down on overnight stays abroad • Continued to promote EAP employee psychological care program	• Innovate in EAP services and staff happiness counseling program

Passenger Health and Safety	GRI 416 Customer Health and Safety

•  Compiled and published the In-Flight First Aid Handbook to improve the air passenger first aid system

•  Implemented the full-process scan code management for catering and strengthened food safety training

•  Standardized safe operating standards to prevent safety risks such as burns, bumps, etc. incurred by cabin hot drinks

• Promote training coverage for air crews in line with the In-Flight First Aid Handbook

Internationalized Development

•  Signed and updated cooperation agreements with Air France KLM, Japan Airlines (JAL), Qantas Airways (Qantas) and Delta Air Lines to develop the in-depth cooperation mechanism

•  Introduced a global wide-body passenger aircraft with a global leading new concept of customer customization, considerably optimizing passenger experience on international routes

•  Built the Silk Road in the air and expanded routes and destinations along the Bet and Road

•  Orderly enhanced overseas online and offline product marketing and service capabilities

•  Continue to deepen cooperation with alliance members and other partners to achieve multi-party linkage and enhance international airline operation capabilities

•  Expand and deepen code-sharing bilateral cooperation

•  Guided by the internationalization strategy, revitalize existing route resources and deepen joint management cooperation

•  Strengthen international management and control, and complete the international business data collection and statistics

Flight Punctuality	GRI 417 Marketing and Labeling

•  Leveraged advantages of information technology, improved the new generation of operation control system, and realized the control of flight quality assurance of nodes in the whole process

•  Optimized route capacity and service configuration to achieve integrated operation of China Eastern and Shanghai Airlines resources and automatic scheduling

•  Improve the flight punctuality assessment index system, and flight operation quality and punctuality in terms of team building, flight planning, node data, fast transit, internal delays, etc.

•  Improve the coverage rate of flight punctuality information system, and the automatic data collection rate of flight punctuality monitoring platform, optimize platform data evaluation indexes, and stimulate the initiative of business units

•  Further promote the passenger/baggage transfer guarantee plan and develop TMS3.0 to improve the efficiency of transit support; establish the MCT (minimal connection time) transfer procedure for external transit passengers

Product and Service Innovation	GRI 417 Marketing and Labeling

•  Advanced the Fly-Fi Service program

•  Explored the segmentation of economy class products and initially established the transportation pricing system of the brand

•  Improved full-process automation services

•  Complete the brand certification of “China Eastern Lingyan” service brand in Shanghai

•  Upgrade the cabin manual standard system and conduct air crew service training

•  Draw on smart customer service to create new service capabilities and enhance passenger self-service flight experience through the smart customer service 2.0 program

Passenger Experience Improvement

•  Guided by the “service quality” strategy, improved the Company’s standardized service processes and systems, and formulated the 03-00 version of the Service Manual, Super Economy Class Passenger Service Standards (2018 Edition), and Code of Conduct Manual for Cabin Stewards

•  Launched local specialties to optimize onboard meal service experience

•  Promoted the “Boutique Express” program to improve service standards and quality

•  Achieve high service precision, optimize the high-end passenger platform, develop quiet VIP lounge service standards, and send the flight information to the passenger end

•  Continue to promote the “Boutique Express” program to achieve real-time monitoring of routes and improve operation and service quality with integrated, visualized data and open procedures

Special Passenger Service	GRI 416 Customer Health and Safety

•  Established a special service team to serve special passengers and handle emergencies

•  Sorted out and improved onboard service standards of special passengers, and shared special passenger service cases and service experience

• Improve the application channels for special passenger services and strengthen the supervision of special service quality

Customer Privacy Protection	GRI 418 Customer Privacy

•  Set up the position of Data Protection Officer (DPO) to coordinate corporate information security protection

•  Strengthened the protection of passengers’ sensitive information, and strictly required agents to ensure the privacy of customers

•  Comprehensively build the information security fence and optimize the information security training system to realize the closed-loop management of China Eastern information security and promote the long-term rectification in line with GDPR (General Data Protection Regulations)

Industrial Development Promotion		• Participated in the SkyTeam passenger experience standard project and the digital hub project, and improved unified service standards to promote industry service capabilities

•  Strengthen engagement in internal affairs of the alliance, and the cooperation relationship between members of the alliance, and improve the quality of agency services.

•  Actively participate in industry research led by the CAAC and other institutions

•  Deepen university-enterprise cooperation and promote the cultivation of talent pools

Addressing Climate Change	GRI 201 Economic Performance GRI 305 Emissions

•  Continued to focus on the global climate governance process and participated in international discussions

•  Formulated the fuel cost control plan, established the management leadership and work group, and set up the monthly fuel consumption analysis report system and the monthly fuel conservation routine meeting mechanism

•  Promoted the development of fuel carbon emission monitoring system and formulated the regulations on carbon emission data management

•  Implemented the market-based emission reduction mechanism and carried out carbon trade

•  Promote scientific and lean management of energy conservation and emission reduction from the air to the ground with a focus on reducing specific energy consumption

•  Improve the information management of carbon emissions, develop IT systems for carbon emission data monitoring and statistics functions, build the carbon emission data monitoring plan, and draft the rules of carbon emission management

•  Deeply engage in relevant work of the Carbon Emissions Work Group of the CAAC, and strengthen the reserve of carbon emission knowledge and the building of the talent team

Pollution Prevention	GRI 306 Effluents and Waste

•  Responded to the request of national pollution prevention and control policy and that of the CAAC to win the blue sky defense battle, carried out policy publicity and interpretation, and worked on “oil to electricity” and APU (auxiliary power unit) replacement work

•  Completed the design and initial debugging of the waste management information system

•  Promote the building of the ecological and environmental system, build and improve the system organization framework and responsibility, system decision-making mechanism and system building

•  Improve the informatization approach to manage hazardous waste data collection

Sustainable Resource Utilization	GRI 302 Energy GRI 306 Effluents and Waste	• Purchased new energy vehicles • Expanded paperless customs clearance support • Launched the catering data collection system • Completed non-hazardous waste data statistics and account management	• Improve data collection and information management of general waste • Explore ways to reuse resources such as machine supplies

Diversification and Equal Opportunity	GRI 405 Diversity and Equal Opportunity GRI 406 Non-discrimination

•  Gave away special rewards to outstanding overseas employees

•  Implemented the personalized performance appraisal plan for overseas employees

•  Launched a series of measures to care for female employees

•  Recruited flight attendants from ethnic minority areas

• Further improve the localized management of foreign flight attendants • Improve the recruitment and management of minority flight attendants

Conditions of Work and Social Protection	GRI 408 Child Labor GRI 409 Forced or Compulsory Labor

•  Formulated the Guiding Opinions on Continuing Building “Happy China Eastern” to clarify the development goals and plans for “Happy China Eastern” in the next three to five years

•  Carried out the “Classified Analysis, Systematic Promotion – Happiness China Eastern 2018 Campaign”

•  Improved office conditions for employees

•  Launch the “Happy China Eastern” salon series activities

•  Innovate in employee care forms and explore new care approaches

•  Strengthen the building of staff culture and enrich employees’ cultural and recreational life

•  Advance the establishment of the Workers’ Congress, to safeguard and develop the legitimate rights and interests of employees

Employee Training and Development	GRI 404 Training and Education

•  Conducted training on internationalization strategy study seminars in China and fulfillment improvement training for safety management personnel

•  Completed the “Eagle and Fly” training program as scheduled and carried out overseas work shift

•  Advanced the training program for senior executives and organized the “blockchain development” master forum

•  Completed the digital construction of flight training forms

•  Completed the compilation of various training business textbooks

•  Standardize training system management

•  Revitalize training resources and fully activate the automatic course scheduling system

•  Promote the three-dimensional teaching of courseware

•  Explore the market-based salary system for teaching and research posts

•  Innovate in the teaching of Party School

Targeted Poverty Alleviation	GRI 413 Local Communities

•  Improved the organizational structure and built a dual-leader structure in which two full-time leaders are in charge of targeted poverty alleviation work

•  Issued the Implementation Opinions on Solidly Promoting Targeted Poverty Alleviation (2018-2020)

•  Formulated management measures and regulatory requirements for poverty alleviation funds and officials

•  Selected and assigned officials and the first secretary to the poverty-stricken village

•  Established a closed-loop evaluation system and three-dimensional supervision system of “project + mechanism + efficacy”

•  Accurately select development projects that fit local development situation and local development needs

•  Implement the accountability system for poverty alleviation, complete the Letter of Responsibility of Central SOEs in Poverty Alleviation and accomplish the pre-designed assessment goals of the State Council in poverty alleviation work

•  Shoot poverty alleviation promotion videos, summarize and publicize the poverty alleviation work of China Eastern as well as the respectable deeds of officials in poverty alleviation

Special Flight Guarantee	GRI 413 Local Communities

•  Established the Leading Group for National Defense Mobilization, Emergency and Major Transportation Management and issued the Implementation Rules of China Eastern for Guaranteeing Special Passengers Service

•  Compiled the Overall Plan of China Eastern for Service Guarantee for the First China International Import Expo

•  Completed the guarantee task for safeguarding national defense mobilization

•  Actively guaranteed overseas emergency rescue transport

•  Establish the fast customs clearance mechanism for the volunteers team who serve overseas staff family

•  Improve the special flight support mechanism and actively undertake important transportation tasks for pivotal meetings of the Party and the nation, and emergency rescue, etc.

Community Engagement	GRI 413 Local Communities	• United social forces to provide voluntary services • Established the voluntary crowd-funding mechanism	• Continuously innovate in the public welfare volunteer service model, and unite more social forces and premium resources to participate in voluntary community service

6.4 Stakeholder Engagement

Highly valuing the stakeholder engagement, we identify and respond to the concerns of stakeholders with a normalized participation mechanism, and further build a closer relationship with them. At the same time, we focus on key issues concerned by stakeholders and constantly improve management in order to better respond to their expectations.

Engagement
Stakeholders	Main Topics	Communication	Supervision	Response
SASAC	• Internationalized development • Addressing climate change • Targeted poverty alleviation • Community engagement	• Working conference • Regular report	• Business assessment • Inspection tour	P49, P64, P49, P86

CAAC	• Aviation safety • Flight punctuality • Improvement of passenger • experience • Addressing climate change • Supporting industrial development	• Working conferences • Issuance of notices	• Supervision and check • Operational guidance	P44, P48, P54, P69, P75

Stock exchanges/investors	• Operating performance • Risk management • Compliance management	• Company announcements • Shareholders’ meetings • Performance roadshows	• Regular information disclosure • Independent directors • Auditing system	P14-16, P88

Local governments	• Compliance in operation • Addressing climate change • Prevention and treatment of pollutions • Sustainable Utilization of Resources • Community engagement • Targeted poverty alleviation	• Routine communications • Working conference • Government-enterprise partnership	• Submission of statistical reports	P14, P46, P76, P78, P86, P49

Customers	• Flight punctuality • Product and service innovation • Improvement of passenger experience • Protection of customer privacy • Passenger health and safety • Special passenger service	• Membership activities • Customer hotline • Weibo, WeChat online platforms	• Customer satisfaction survey • Customer complaints management	P44, P66, P74, P62, P72

Employees	• Occupational health and safety • Employee training and development • Diversity and equal opportunity • Conditions of Work and Social Protection	• Staff congress • Online exchanges, seminars • Training, competing for positions	• Internal supervisors • Service satisfaction survey • Trade unions	P60, P83, P80, P81

Peers/industry associations/airport	• Supporting industrial Development • Flight punctuality • Compliance in operation	• Communication conferences • Exchanges among the industry • Project cooperation	• Social supervision • Supervision/investigation	P14, P44, P75

Dealers	Compliance management	• Project cooperation • Routine business • communications • Business meetings and negotiations	• Reporting mechanism • Auditing/Assurance	P14, P16

Suppliers/other cooperation partners	• Compliance management • Risk management and control	• Project cooperation • Routine business communications • Business meetings and negotiations	• Reporting mechanism • Auditing/Assurance	P14-17

Communities/ Nonprofit organizations	• Prevention and treatment of pollutions • Community engagement • Targeted poverty alleviation	• Voluntary services • Community project cooperation	• Social supervision	P76, P86, P49

	• Compliance management • Product and service innovation • Improvement of passenger experience	• Press conference • Media interview • Interactive new media	• Media supervision	P14, P66, P69

6.5 Recognition and Honors

Award	Issuer
Top 500 Most Valuable Global Brands (for three consecutive years) Top 50 Most Valuable Airline Brands (ranking 7th)	Brand Finance (an international brand rating agency)

Top 50 Most Valuable Chinese Brands	WPP (an global brand communication group)

China Securities “Golden Bauhina Awards” (for seven consecutive years) - “Award for Enterprises with the Most Outstanding Contribution over the 40 years of Reform and Opening up”	The Listed Companies Association of Beijing (LCAB), Chinese Financial Association of Hong Kong, Hong Kong Securities Professionals Association (HKSPA)

Best domestic business/first class for luxury travelers	Hurun Research

The Honorary Award for the Best Annual Report of the International ARC Award 2018	MerComm, Inc. (an international awards organization).

Top 10 Central SOEs with Strongest Brand Communication Capability	News Center of SASAC, National Image Communication Research Center of Tsinghua University

Outstanding Cases of SOEs in Overseas Image Building in 2018	News Center of SASAC

China Eastern support team for Dominic Chinese nationals transfer mission - “Person of year 2017 moving practice of annual transportation person”	Ministry of Transport, All-China Federation of Trade Unions

2018 Taozhu Gong Awards - Best Practice Award and Practice Innovation Award	Euro Finance

GoldenBee Excellent CSR Report 2018 • Leading Enterprise	China WTO Tribune, Ministry of Commerce

The Red Apple Public Welfare Travel Project - Second Prize of Central SOEs Youth Volunteer Service Project Competition	The Central Enterprises Work Committee of China Communist Youth League

“Love in China Eastern” Volunteers Association - 2016-2017 Shanghai Advanced Company of Volunteer Service	Shanghai Spiritual Civilization Construction Committee Office, Shanghai Volunteers Association

Outstanding CSR Performance Award for Listed Companies in Shanghai	Shanghai Securities Regulatory Bureau, Shanghai Federation of Trade Unions, Shanghai Stock Exchange, the Listed Companies Association of Shangha, Yicai.com, Shanghai Federation of Economic Organizations (SFEO)

Capital Operation Gold Award and Property Trade Innovation Award	Shanghai United Assets and Equity Exchange

The Move of China Eastern to Transfer Chinese Nationals in Dominica Back to China - Special Award

The 60th Anniversary of China Eastern Series Publicity Events - Silver Award

The Communication of Hu Ge Endorsement Project of China Eastern - Excellent Communication Award

Shanghai Public Relations Association

Best Theoretical Research Award	China Association for Public Companies (CAPCO)

SGCX ESG50 (for two consecutive years)	Caixin Data, SynTao Green Finance

Best Chinese Airlines Award (for four consecutive years)	TTG China

Best Airlines Award (for three consecutive years)	Travelport

Home of National Model Workers	All-China Federation of Trade Unions

CAPSE2017 Award for Outstanding Progress of Passenger Cabin Facilities	CAPSE

Top 10 Central SOE Weibo with the Strongest Influence Top 10 Models of Central SOEs with CSR Fulfillment	People’s Daily, News Center of SASAC, Sina Weibo

2018 Award for the Best Overseas Communication Practice Award for Brand Communication Innovation Cases of the Year	Civil Aviation Information Monitoring System (CAIMS)

Award for Enterprises with Outstanding Contributions to Culture Communication of the International Chinese Nationals Culture Week	Camellia Centre for Global Business & Culture (Singapore)

2018 Outstanding Communication Unit	State-owned Assets Report Magazine

The Best Employer of the Year 2018	International Human Resources Management Association (INTCER)

Best Employer of Aviation Industry in 2018	CARNOC.com

Model Employer in China in 2018, Most Popular Employer among Chinese Graduates	51job.com

Top 100 Best Employers in China of the Year 2018	Zhaopin.com

Top 50 Best Employers for Chinese University Students Top 15 Best Undergraduate Aerospace Industry for Chinese University Students Top 10 Best Overseas Employers for Overseas Students	ChinaHR.com

7 10 Years of Efforts: CSR Materiality Management

Taking the opportunity to prepare its first social responsibility report in 2009, China Eastern has continuously identified its economic, environmental and social impacts and the focuses of stakeholders, and promoted systematic identification and management of material topics of social responsibility, thus effectively improving its CSR performance.

7.1 Key Material Topics in 2018

Through prioritizing and analyzing material topics, we have decided to disclose three material topics that are great concerns of China Eastern and our stakeholders and also exert impacts on economy, environment and society. At the same time, the topics demonstrate the response and contribution of China Eastern to the three major challenges of “forestalling and defusing major risks, carrying out targeted poverty alleviation, and preventing and controlling pollution” proposed in the report delivered at the 19th CPC National Congress. Other material topics will be disclosed one by one in the following sections.

7.1.1 Flight Punctuality

With the continuous expansion of the civil aviation fleet, the civil aviation industry faces the contradiction between the ever-growing demand for air transport and the limited airspace resources and comprehensive service capabilities for civil aviation. As the important embodiment of civil aviation service quality, flight punctuality is an important indicator to measure the overall quality of the airline’s ground service, cabin service, flight and operation, and is also the most concerned issue of customers among air transportation services. Apart from factors such as weather, air traffic control and airport management, the operational management of an airline also affects flight punctuality to a certain extent. Therefore, flight punctuality management is the focus of the airline to improve management and customer service.

Management Approach

China Eastern always pays attention to flight punctuality management. Besides complying with the requirements of the Policies and Measures for Controlling Transport Volume and Adjusting Flight Structure to Improve Flight Punctuality issued by the CAAC, we also coordinate with stakeholders to improve operating quality of the civil aviation industry and the flight punctuality rate. In 2018, with the orientation that “science and technology supports operation”, we gave play to the advantage of information technology, identified and sorted out flight punctuality risk factors, and conducted special rectification and management & control actions. We formulated management systems such as General Conditions of Transportation and Emergency Plans for Unpunctual Flights to optimize the new generation of operation control system and improve service guarantee and management mode covering full-process business.

Flight Punctuality Monitoring Information System of China Eastern

Flight Punctuality Management Measures in All Business Links in 2018

Case: The Flight Punctuality Monitoring Platform improves flight operation quality

With the help of the Flight Punctuality Monitoring Platform, the Company guarantees zero-day tracking supervision for 31 key nodes in the whole process of flight operation, and optimizes pre-flight warning and onboard monitoring capabilities, providing information support for flight optimization and adjustment. In addition, the Platform conducts post-flight review analysis for long-delay flights with delays over four hours and those incurred by the Company, so as to promote the rectification of flight punctuality risk points.

By the end of 2018, the Platform has covered 19 base stations, with a daily average of 1,600 monitored flights and a monthly average of 50,000 monitored nodes. In 2018, the number of China Eastern flights that delayed over four hours decreased by over 20%.

Key Performance

In 2018

•	The flight punctuality rate of China Eastern was 0.49% higher than the industry average.

•	China Eastern was awarded the most punctual major airlines in China Asia-Pacific region in 2018 Global Airports & Airlines On-time Performance Report

7.1.2 Addressing Climate Change

Carbon emissions in global aviation sector account for 2%2 of carbon emissions of all human activities. Taking measures to address global warming has become the consensus of the aviation industry. China Eastern actively explores a fuel-saving and emission-reduction management method that integrates informatization and market-based means to continuously improve fuel efficiency and reduce carbon dioxide emissions.

Management Approach

In accordance with international and domestic regulations on carbon emission reduction in aviation industry, China Eastern continues to pay attention to global climate governance. Through the management of top-level design and full-process assessment, the Company succeeds in integrating resources of energy conservation and emission reduction within the whole company. Confronted with fluctuations of international fuel prices, China Eastern listed fuel cost control as the priority of cost control in China Eastern in early 2018, established a leading group for the fuel cost control project, formulated a fuel cost control plan and issued the Awards for Outstanding Performance of Fuel Management and Control (2018 Edition). At the same time, the Company set up the monthly fuel consumption analysis report system and the monthly fuel conservation routine meeting mechanism. Using big data analysis as a basis for decision making, the Company refined and clarified energy conservation and assessment tasks to each unit and each work link, and completed the formulation, assessment, evaluation feedback and adjustment of key performance of energy conservation.

[2]	Source: The 5th Assessment Report of the UN Intergovernmental Panel on Climate Change (IPCC) of the United Nations

Besides, China Eastern completed the work on carbon inspection in 2016 and 2017, and continued to participate in local carbon trade in Shanghai and EU carbon trade. Moreover, China Eastern kept improving carbon management capacity building by promoting the development of aviation fuel carbon emission monitoring system and the formulation of regulations on carbon emission data management. Organized by the CAAC, China Eastern compiled relevant industrial standards and norms of carbon dioxide monitoring, statistics and inspection.

•	Emission Reduction in Aviation - Promoting Technological Optimization

Main Measures to Reduce Fuel Consumption and Carbon Emission

In 2018, China Eastern optimized 27,500 flight routes and reduced flight distance by 1.123 million kilometers, totally saving 1,424.7 flight hours, 5,185 tons of fuel, and about RMB 28.02 million, which is equivalent to reducing carbon dioxide emissions by 16,332.75 tons.

•	Emission Reduction in Aviation - Providing Information Technology Support

Highlights of Informatized Emission Reduction Achievement during Recent Years

Case: Launching New Routes to Explore Green Polar Tours

The route over the Arctic Ocean is a shortcut to connect the three continents of Asia, Europe and North America. It saves flight time and fuel cost in long-distance flight and maximizes economic and environmental benefits. China Eastern has abundant experience in polar flight and is the first airline in China to operate a polar route. In 2018, the Company analyzed 2,000 route plans to explore the best monsoon wind direction in the Arctic Circle, and planned the best route that can take the advantage of the westerly belt direction with appropriate distance, effectively shortening flight time and fuel consumption and opening a new chapter of more eco-friendly and efficient polar flights.

Achievement Highlight

•	The new polar route can save 26 minutes of flight time averagely per flight and reduce fuel consumption by 4.3 tons, which is equivalent to reducing carbon dioxide emissions by 13.545 tons.

Key Performance

In 2018

•	Year-on-year decrease of ATK fuel consumption 4.2%

•	Aviation fuel saved cumulatively 190,000 tons

7.1.3 Targeted Poverty Alleviation

As one of the three major battles put forward by the 19th CPC National Congress, the battle against poverty is significant to building a moderately prosperous society in all respects and achieving the first centenary goal on schedule. Meanwhile, “End poverty in all its forms everywhere” is also one of the SDGs. As a great force in the fight against poverty, central SOEs ought to better fulfill their political and social responsibilities, give play to their advantages to support poverty alleviation, and innovate in assistance ways to advance the fight against poverty.

Management Approach

China Eastern conscientiously implements the Guiding Opinions on the Three-Year Action of Fight against Poverty issued by the CPC Central Committee and the requirements of the SASAC for targeted poverty alleviation. In 2018, China Eastern provided guarantee for targeted poverty alleviation in terms of organizational leadership, institutional system and supervision mechanism.

Management Approach in Targeted Poverty Alleviation in 2018

Since setting up the poverty alleviation projects in Shuangjiang and Cangyuan, Lincang City, Yunnan Province in 2003 - two national fixed-point poverty alleviation counties, China Eastern has conducted poverty alleviation in Yunnan Province for 16 years. While helping lift the two counties out of poverty, China Eastern has set up a practical sample of targeted poverty alleviation for central SOEs. In 2018, China Eastern made active efforts in promoting poverty alleviation through industrial development, health assistance, educational support, aviation as well as publicity and promotion, etc. For different poverty types and causes, China Eastern took targeted actions and gave full play to the comprehensive advantages of large SOEs to mobilize, integrate and unite social resources and forces in order to jointly support targeted poverty alleviation and thus benefit the poor.

•	Conducting Poverty Alleviation through Aviation Support

Poverty Alleviation Measures in 2018

China Eastern holds a special recruitment meeting for Guoluo Tibetan flight attendants in Xining City, Qinghai Province, making the blue sky dream of Tibetan students come true.

Key Performance

In 2018

•	Number of flights operated by China Eastern in Lincang and Cangyuan airports 4,318

•	Number of passengers transported 455,900

Made contributions to local GDP RMB 825 million

Provided jobs for 12,500 people

•	Carrying out Party building + poverty alleviation

Poverty Alleviation Measures Guided by Party Building in 2018

•	Integrating Premium Social Resources

•	Poverty Alleviation through Medical Support

China Eastern and the Communist Youth League of Shanghai Municipality Committee jointly held a ceremony for medical poverty alleviation volunteers

The medical poverty alleviation volunteers visited poverty-stricken villages to provide medical services for local residents

China Eastern and the Communist Youth League of Shanghai Municipality Committee launch the “Love in China Eastern” medical service volunteering campaign for poverty alleviation, and join hands with Fudan University, Shanghai Jiaotong University School of Medicine, Shanghai University of Traditional Chinese Medicine, Donghua University and Shanghai Youth Volunteers Association to provide voluntary medical diagnose and treatment service for local residents in poor areas.

•	In 2018, the volunteer service team visited 48 villages in 10 towns of Cangyuan County and provided medical assistance for 373 registered low-income households, benefiting approximately 900 people

•	Poverty Alleviation through Educational Support

China Eastern paired with Beijing Hongzhi Middle School to open the “Dreams in Mountainous Areas· China Eastern Shuangjiang Hongzhi Class” to introduce professional educational institutions and education experts to provide targeted help from two aspects: assisting students and improving teaching quality.

China Eastern worked with the “vChina” distance education project to provide seven teachers in the mountainous area with the opportunity of attending course training in Shanghai and daily remote education.

China Eastern worked with Ctrip Group and Shanghai Qibao Middle School Education Group to donate 66 laptops to three primary schools in poverty-stricken villages of Canngyuan and provide free maintenance for the facilities.

•	Poverty Alleviation through Industrial Development

China Eastern cooperated with Li Ning Sporting Goods Co., Ltd. and Donghua University to provide hardware and technical support for Barao National Folk Costume Co., Ltd. - the entrepreneurship base for the disabled aided by China Eastern, promoting local clothing industry to develop outside the mountains.

•	Motivating all-staff engagement

Poverty Alleviation Projects Participated by Employees and Organizations at All Levels in 2018

Li yangmin, the general manager of China Eastern, investigated the industrial poverty alleviation project Barao National Folk Costume in Cangyuan county, Lincang city, Yunnan province

Jiangxi Branch launches the “Love Lunch for Aid Education Schools” fundraising campaign, raising RMB 14,121 to donate “Love Lunch” to children in the aid education school in Meixi Village, one of the fixed-point poverty alleviation villages in Jiangxi Province.

Shanghai Airlines cooperates with China Eastern Business Committee and Shanghai Airlines Tours International to launch the Party building charitable activity themed with “Love in China Eastern, Helping Students Realize Education Dreams” in Cangyuan and Shuangjiang, Yunnan Province.

Key Performance

In 2018

•	Amount of capital invested by China Eastern Group in fixed-point poverty alleviation counties

RMB 16.2687 million

•	Amount of capital introduced by China Eastern in fixed-point poverty alleviation counties

RMB 3.6142 million

•	Targeted poverty alleviation projects of Shuangjiang County and Cangyuan County conducted by China Eastern are included in the poverty alleviation assessment list of Yunnan Province.

7.2 Safety is the Foundation of Everything.

7.2.1 Aviation Safety

Safety is the lifeline of the civil aviation industry and the foundation for airlines to maintain stable operations and good reputation. Focusing on high quality and safety, China Eastern always puts safety first, adheres to the general principle of work safety - “making progress while keeping stable”, and properly handles the relationships between safety and development, safety and efficiency, safety and punctuality, safety and service. Aspiring to be the safest airline, China Eastern pursues safety as the best service and assures passengers in every flight.

Management Approach

In accordance with the Civil Aviation Law, Civil Aviation Safety Management Regulations and other laws and regulations on aviation safety, China Eastern always insists that safety is the basis and premise for doing all work well. We strictly abide by the guideline of work safety - “safety first, prevention first, comprehensive management, continuous improvement”, and propose the overall safety concept of China Eastern. In 2018, we thoroughly studied and implemented the guiding principles of the important instructions made by General Secretary Xi Jinping on civil aviation safety work, and formulated and implemented the work plan and decomposed tasks in line with the 26 measures proposed by the CAAC. As the fleet size continues to grow and the total flight time increases continuously, China Eastern has ensured the stable security situation.

Safety Management System

China Eastern has established the Aviation Safety and Environment Committee (abbreviated as “Safety Committee”) under the Board of Directors to administer affairs related to implementing national policies of aviation safety, clarify safety management responsibilities of main institutions, and study, deliberate, propose suggestions for and supervise the implementation of the Company’s aviation safety work plan and major issues. In 2018, a two-tiered risk management committee was set up under the Safety Committee to study the risks and hidden dangers in operation and to formulate management and control measures. We studied and controlled a total of 89 risks throughout the year, improved the safety routine meeting system and timely solved the problems during operation through routine meetings of operation quality analysis.

The Safety Management Organization Framework and Safety Routine Meeting System

In 2018, China Eastern continued to improve the efficacy of the Safety Management System (SMS). Based on the requirements of the CAAC and the Company’s safety performance management requirements, we formulated the promotion plan for safety performance management and continued to improve corresponding mechanism. We also revised the Safety Awards and Punishment Measures, Error Assessment Standards and Hazardous Goods Manual and other institutional documents to optimize machinery operation specifications.

In terms of emergency support, we improved the Aviation Safety Emergency Plan, completed the compilation of the new version of Emergency Response Manual and the emergency handling checklist for 24 aviation safety incidents, developed the main framework of the emergency response linkage platform basically having realized the whole-process functions covering reporting, notification, initiation and handling. In 2018, we organized 67 emergency drills.

In terms of safety audit and inspection, we develop the work safety audit work plan every year, and establish a team of operational safety auditors and self-inspection work groups to conduct internal cross-examination and statutory self-examination. In 2018, we received the eighth IATA Operational Safety Audit (IOSA), and finished the compliance audit of SkyTeam.

•	Operation Guarantee of New Aircraft Models

In order to meet the internationalized development needs of the Company to build a global route network and enhance long-distance flight capability, China Eastern introduced advanced aircraft models including A350-900 and B787-9. For the introduction of new models, China Eastern has established the coordination mechanism for aircraft introduction and capacity allocation, and fully studied relevant operational characteristics to ensure safe operation. In 2018, the Company carried out all-round preparation for the launch of A350-900 and B787-9 aircraft models first introduced by China Eastern, covering cabin, ground, maintenance, emergency evacuation and personnel training, etc.

The Main Preparation Work for Introducing New Aircraft Models in 2018

•	Safety Capability Building

China Eastern has formulated the Implementation Plan for Pilots Capability Comprehensive Enhancement Action to improve pilots comprehensive ability, organized labor competitions such as position training and skill competition, as well as technological innovation and position innovation activities. While expanding our talent team, we emphasized to certify the skills and qualification and assess the safety supervision of new employees. In addition, we continued to deepen the “Three-Leader” (captain, chief steward, team leader) team building and safety management personnel training. In 2018, China Eastern formulated the Safety Training Regulations (2018 Edition) and established a safety college to continuously promote the DuPont training program. Moreover, China Eastern carried out fulfillment capability enhancement training for safety management personnel, involving a total of 160 management officials.

Safety Improvement Measures for Key Professional Teams in 2018

Case: CRM Training

Crew Resource Management (CRM) refers to the full, effective and reasonable use of all available resources to achieve safe and effective flight operations. In 2018, China Eastern initiated the CRM training program, the first of its kind in the industry to combine dangerous goods transportation training, training on air defense safety and explosion-proof platform building, emergency medical incident training and other courses with CRM. The CRM training covered a crew of more than 20,000 in China Eastern, with 100% training coverage rate. The program has effectively improved the capabilities of coordination, emergency handling and onboard safety risk management between crew members.

•	Pre-flight medical examinations and alcohol testing

In 2018, after mapping with the new requirements of the Rules of Qualification Review for Large Aircraft Carriers in Public Aviation Transport (CCAR-121-R5), China Eastern completed the revision of the chapter “fatigue risk management”, and rationally arranged work shifts by means of localized personnel allocation to ensure the crew get enough rest and eliminate safety risks caused by fatigue. In addition, the crew and flight crew of China Eastern airlines shall sign in before flight through the system of pre-flight medical examination platform and the all-in-one aircraft for pre-flight check-in through id card and fingerprint input. In 2018, The Company issued the Alcohol Testing Requirements and Pension Standards for Violation of Drinking Regulations, and completed pre-flight medical examinations for more than 582,000 people in Shanghai.

•	Application of Big Data for Aviation Safety

The Application of “Big Data” in China Eastern Safety Work in 2018

Case: Digitization Makes Flight Safer

In order to better identify hazard factors and find targeted solutions, China Eastern launched a “Digital Pilot” management system. The monthly report on “Digital Pilot” includes a lot of key data, such as technical parameters for take-off and landing phases, and some attitude parameters. These data are combined to present the individual flight style of each pilot, covering rhythm control, program execution sequence, cautious attitude, etc. They are just like the digital flight portraits of the pilots. Moreover, these data also help the Company move flight risk management to the front end so that flight risks can be better identified and controlled.

•	Safety Culture

In 2018, China Eastern vigorously enhanced the professional team style, formulated plans for strengthening discipline and code of conduct, and conducted a special safety video conference to improve flight style. Through analyzing and summarizing safety style incidents, China Eastern organized safety publicity and experience exchange, regulated safety work style of the operating personnel and continued to strengthen discipline of the professional team.

China Eastern Ground Service Division Organizes the Ground Service Safety Forum and Knowledge Competition

China Eastern Security System Holds the Open Day Event for Bluedon Safety Culture Brand

China Eastern R&D Center Shoots the Safety Publicity Video

Beijing Branch Awardes the Yangyong Flight Safety Management Model Innovation Workshop to Display the Exemplary Role

China Eastern Airlines Yunnan Co., Ltd. Organizes the Campus Publicity Activity of Flight Safety Knowledge

China United Airlines Visits Primary Schools to Popularize Children Safety Flight Knowledge

Key Performance

In 2018

•	Safety light hours 2.206 million

Year-on-year increase 6.6%

Civil aircraft incident rate per ten thousand hours 0.018

Year-on-year decrease 0.034

•	Participants in the Work Safety Law publicity week activity and Work Safety Law Knowledge Competition 7,000

7.2.2 Occupational Health and Safety

Protecting the physical and mental health of employees is an important aspect of flight operation safety. Aviation transport enterprises should pay attention to the health and safety of all employees, constantly identify the impacts of flight operations and ground service on employees, and take measures to prevent work injuries and protect their personal life, health and well-being.

Management Approach

China Eastern complies with the Labor Law, the Law on the Prevention and Control of Occupational Diseases, and the Guiding Opinions of Civil Aviation Administration on Further Enhancing Mental Care for Employees, and continues to strengthen the identification and management of occupational health and safety risks. In 2018, the Company continued to explore how to better implement the Rules of Qualification Review for Large Aircraft Carriers in Public Aviation Transport (CCAR-121-R5). In particular, China Eastern Flight Resources Management System passed the flight operation certification of CAAC East China Regional Administration. The system realizes the digitalized and systematic management of pilots’ health states and the high-level integration of pilots’ physical health states and the flight schedule arrangement system. In addition, the Company timely gave away heatstroke prevention drugs to the crew and ground service personnel, and organized on-site medical diagnosis for Pudong ground service personnel, guaranteeing medical service for the apron personnel.

Main Occupational Health and Safety Risks and Countermeasures

Key Performance

In 2018

•	Average flight time of cabin stewards 5.42 hours/day

•	1.02 hours higher than that in 2017

•	Average rest period per month maintained at about 9.67 days

•	0.17 day higher than that in 2017

•	Total mileage of ground safety flights 3,546,000 km

•	Number of people provided with EAP consultation 3,207

7.2.3 Passenger Health and Safety

The life safety, physical health and property safety are one of the most basic demands of passengers for aviation transport services. The physical health of passengers may be affected by factors such as narrow closed space and long-term flight. Actions should be taken by the airlines to protect passengers’ health and safety.

Management Approach

Starting from in-flight emergency medical care and onboard food safety and hygiene, China Eastern devotes great efforts to ensuring passenger health and safety work, and constantly improves protection services to reduce health and safety risks in flight. In 2018, in order to further enhance the in-flight first-aid capability, China Eastern continued to promote the “Air Medical Experts” program, compiled and published the In-Flight First Aid Handbook, and designed the training courseware based on the handbook to strengthen the crew’s emergency response capability. In terms of aviation food safety and hygiene, China Eastern continued the strict auditing and monitoring system for food suppliers, and explored to develop management and application of information technology in the whole process of food supply.

Measures to Protect Passenger Safety and Health in 2018

Shandong Branch Designs the Cartoons of Onboard Safety Popularization for Kid Passengers

[3]	“SAFE520 Work Method” means Security, No alcohol, Fasten seatbelt, Equipment, 50 ☐ water, two-person open door, zero accident and zero error.

Case: Guarding in the Sky - China’s first in-flight first aid handbook guarantees onboard health and safety

During recent years, civil aviation transport has developed rapidly, air passenger turnover has continued to rise, and onboard passengers’ sudden illness incidents have also shown an upward trend. China Eastern always puts the lives of passengers first. In 2018, the In-Flight First Aid Handbook compiled by China Eastern and Shanghai Volunteer Physician League (SVPL) was officially released. In terms of medical conditions, the handbook elaborates on various common diseases, rescue methods, medication guidance, etc., and cites a large number of typical cases, which is strongly instructive and operable.

On one hand, the In-Flight First Aid Handbook helps passengers improve passengers’ medical and first aid knowledge, ensures pre-flight prevention and preparation work, and thus reduces passenger casualties incurred by in-flight medical accidents; on the other hand, the handbook improves the in-flight first-aid efficiency, speeds up the response speed of air and ground service, and systematically enhances the emergency rescue capability of China Eastern to ensure passengers’ safe flight.

Key Performance

•

By the end of December 2018, the “Air Medical Experts” program has had 631 volunteer physicians, and completed 9,117 voluntary onboard tasks. A total of 25 physicians completed 23 times of in-flight first aid services.

Please scan the QR code to watch the video of “Experiencing a healthy journey with China Eastern”

Key Performance

In 2018

•	47 Diversion or course reversal flights

•	654 Food safety inspections

7.3 Creating a World-Class Airline

7.3.1 International Development

The Belt and Road Initiative has significantly adjusted the spatial structure of China’s reform and opening-up and broadened the platform for Chinese companies to “go global”. Regarding international development as a vital corporate strategy, China Eastern responds to related national strategies actively and comprehensively expand international business, so as to lift the international influence of the Company and facilitate the realization of the goal of creating a world-class airline.

Management Approach

Based on thorough studies of the CAAC’s Feedback on Administrative Measures for the Freedoms of the Air and other policies related to freedoms of the air, China Eastern has carried out in-depth international exchanges and cooperation with members of SkyTeam Airline Alliance and other foreign airlines to accelerate the internationalization of the Company. By improving the international route network and enhancing the operation capability for long-distance international routes, China Eastern strives to serve the Belt and Road Initiative, establish an unblocked “Silk Road in the air”, and continuously strengthen the Company’s international influence and competitiveness. In 2018, China Eastern launched new international routes between Shanghai and Stockholm, Gatwick and Dubai, Xi’an and Madrid and so on, increasing the seat-km of European routes by 12.6% and the passenger load factor by 1.7%.

Measures for International Development in 2018

China Eastern newly opened 22 new international routes, increasing the flight frequency on international routes by 4.2%. The Company added 48 code-sharing cooperation routes with Air France, Alitalia, Xiamen Air, WestJet as well as China Eastern subsidiaries of Encore, Qantas and Etihad Airways.

Key Performance:

In 2018

•	Number of air routes to countries along the Belt and Road: 124

•	Countries to which China Eastern Airlines operates: 18

•	Cities to which China Eastern Airlines operates: 36

7.3.2 Product and Service Innovation

Internet technology plays an increasingly important role in changing people’s daily life, and business travel and travel methods as well. In this respect, in order to respond to the diversified and individualized demands and expectations of customers, and enhance customer recognition and satisfaction, airlines need to provide faster, more comfortable, and more intelligent transportation services by making continuous innovations on products and services through information technology.

Management Approach

The Company systematically integrated business functions and management resources by establishing Business Committee, Sales Committee, Customers Committee and Deepening Reform Committee to promote the supply-side structural reform, focus resources on product and service innovation, enhance customer experience, striving for high-quality development. By continuously giving play to advantageous information resources, deepening product innovation, and building an intelligent operation system and customer service network, China Eastern endeavors to provide customers with efficient and customized products and service experiences.

Full-process Self-service Experience

Supported by technological innovation, China Eastern has been constantly improving the full-process self-service experience by introducing offline services to online platforms, improving the official website, APP, WeChat official account and other channels for better interaction with passengers, thus improving service efficiency and realizing intelligent service. In 2018, China Eastern improved the WeChat official account and WeChat mini program to enable self-service flight information search, self-service luggage information search, self-service delay certificate downloading, automatic identification of rescheduled tickets and so on by scanning the QR code on the boarding pass. In addition, China Eastern launched the ticket-grabbing service on the official website and APP without pre-payment, and multiple-flight booking service to provide more flexible options for customers to buy tickets, especially those with traveling needs during peak travel seasons.

Full-process Self-service Experience

Key Performance:

In 2018

•	Terminals that support self check-in for domestic flights: 88.11%

•	China Eastern was honored 2018 “Off-Airport Check-in” Best Performance Airlines by International Air Transport Association (IATA).

•	China Eastern APP won the 2017 Most Popular Business Travel APP for Regular Flyers and 2017 Most Popular Airlines APP.

China Eastern Sets iCUSS4 Moveable Check-in Kiosks at Hong Kong Airport

[4]	iCUSS refers to moveable check-in kiosks powered by hot-swappable batteries.

Fly-Fi service (In-flight Wi-Fi)

In 2018, we further upgraded the Fly-Fi Service platform and launched partnership with China Telecom to continuously promote follow-up work of software development, testing, training, and on-line operations and expanding the coverage of Fly-Fi, endeavoring to guarantee comprehensive service functions of the Fly-Fi service platform.

Key Performance:

In 2018

•	China Eastern has a Fly-Fi fleet with 82 airplanes, which serves 59,000 flights and about 2.1 million passengers.

Diversified economy-class products

In 2018, benchmarking against Delta Air Lines and other international airlines, China Eastern further classified economy-class products and services, and launched products such as basic economy class, standard economy class, flexible economy class, super economy class, etc., so that passengers could have more choices for suitable product and service portfolios based on individual needs. The classification of the economy class will promote the internationalization of China Eastern and enhance the accessibility of products and services. China Eastern has become the first civil aviation company in China to implement “brand freight rate”.

Luggage management

Better luggage handling capability can help improve customer service experience, and is thus one of the important issues concerning the overall service quality. In 2018, China Eastern continued to improve the luggage management standardization policy and system, and strengthened the luggage transportation and management capability based on the full-process baggage tracking management model supported by internet information technologies. In addition, the Company launched an APP for self-service luggage information tracking, enhancing the service transparency and intelligence.

Informatized Luggage Management and Control Model in 2018

Key Performance:

7.3.3 Improving Customer Service

High quality is an essential requirement and eternal theme for civil aviation services. Better service quality, a key component and indicator in civil aviation development, can enhance the satisfaction and sense of gain of passengers while driving high-quality industry development. Focusing on passengers’ concern on the service experience, China Eastern insists on creating high-quality air travel services for customers in the principle of putting people first.

Management Approach

Embracing the concept of “bring service back the essentials”, China Eastern emphasizes the service concept of putting customers first and has promoted the establishment of the service system of “safety, quietness and comfort”, to optimize customer experience, and promote value creation through quality services, striving to serve customers with love and provide them with heartfelt services. The improvement of customer service ability of front-line employees is also one of our focuses and we endeavor to build a high-quality service team and establish a unique service brand.

•	In 2018, China Eastern won China’s Most Improved Award for Cabin Facilities and Innovation Service Award of the 4th CAPSE Aviation Services Awards.

Administrative Measures to Improve Customer Service in 2018

Optimizing membership service

The Company continues to improve the membership system in terms of membership grading, special treatment, credit, service standards, etc., and has formulated a new membership charter to improve the quality of member service. In 2018, we improved the member credit system and developed the credit wallet function, increasing the scenarios for credit consumption. In addition, we shortened time limit for beneficiaries of overseas member, and increased channels for serving overseas members, thus improving online service experience of overseas members. By providing self-service upgrade service for “Eastern Miles” Platinum VIP card holders, we enhanced the effectiveness and convenience of membership service.

Optimizing Airline Facilities and Food

China Eastern is devoted to providing passengers with more comfortable flight experiences. As to the configuration of the passenger cabin, the Company has optimized the seat arrangement of first class, business, and premium economy and improved the video and recreational system of the economy by using the leading technologies and customer-oriented design concepts in the aviation field, thus enhancing passengers’ satisfaction for flight services. When it comes to airline meals, the Company actively seeks innovation and optimization, and has launched the theme foods with cultural significance such as “Shanghai Flavor” and “A Bite of the Silk Road” to improve the quality of on-board dining experience. In 2018, the Company made improvements to airline meals with the theme of “Small Cabins, Rich Tastes”, and launched a new service model for first class business passengers to freely choose the dining time according to their own needs. Besides, in collaboration with its subsidiaries and branches, China Eastern held activities of the Special Food Week and International Food Festival to provide passengers with diverse dining experiences in flight. China Eastern has continued to create the Taste of Home serial products, including “Noodles of China Eastern”, “A Meal in the Air” and “Tastes Like Grandma!” to improve the production process and ensure food quality.

Optimizing Premium Express Route Service

In 2018, China Eastern launched the Premium Express Route service to improve the flight punctuality rate, the rate for using the boarding bridge, and the flight completion rate5, thus bettering passengers’ travel experience. We have developed a real-time monitoring system for Premium Express routes to strengthen data analysis and real-time comprehensive monitoring of key air routes and identify and handle operational risks in a timely manner. By optimizing the allocation of service resources, enhancing the capability of luggage transportation and cabin cleaning, we strive to provide passengers with better and more thoughtful services. In 2018, the Company opened 14 Premium Express routes.

[5]

Flight completion ratio: the ratio of number of flights taking off successfully to number of flights scheduled, excluding flights canceled due to mechanical failure, weather, and other unforeseen reasons

Case: China Eastern Lean Luggage Service

To facilitate luggage claim and reduce collision, China Eastern tried out the “white gloves” service activity along the Beijing-Shanghai air route, where luggage handling staff helped buffer luggage at turning points of the conveyor belt manually and adjusted the luggage to an angle convenient for passengers to pick up. This improved the lean management of luggage and the service experience for passengers of Premium Express routes.

Optimizing passenger feedback

China Eastern has established a customer complaint management process featuring concentrated online feedback, offline support, and backstage control, improved regulations related to complaint handling, and established a special rectification mechanism and the CAAC complaint case study and exchange mechanism. We also hold regular customer complaint analysis and service improvement seminars to enhance the Company’s overall complaint handling quality and management ability. In 2018, China Eastern launched an APP for passengers to give their feedback at hand, broadening the communication channels between the Company and passengers. Besides, three psychological training sessions were opened for enhancing employees’ ability to handle complaints.

Key Performance:

In 2018

•	Complaint handling rate: 100%

•	Number of letters of appreciation from passengers: 13,931

•	Drop rate of complaints from all channels: 8.6%

7.3.4 Special Passenger Service

As one of the indicators of CAAC’s Civil Aviation Service Quality System special action, special passenger service could drive comprehensive improvement of the service quality of civil aviation and boost the high-quality development of the industry. China Eastern actively provides convenient services and assistance for special passengers to guarantee equal and safe air travels for special passengers.

Management Approach

China Eastern has strengthened service guarantees for special passengers with improved service regulations and procedures. Supported by information-based platforms and tools, stronger interconnectivity has realized among different departments, ensuring seamless service guarantees for special passengers with air-ground coordination. To improve ground handling, the Company carries out the Special Passenger Service Quality Month activity to improve service regulations and procedures, thus strengthening the ground handling capability for special passengers. Besides, a special service team has been established to provide targeted services for special passengers and handle emergencies. In terms of cabin service, the Company improves standards of in-flight services for special passengers, and sums up special passenger service cases and experiences to improve flight attendants’ ability to serve special passengers.

Content of Special Passenger Service

Case: China Eastern convoys unaccompanied children for 30 years

China Eastern has offered travel service for unaccompanied children for nearly 30 years, creating efficient, convenient and safe travel experiences for minor travelers to visit their family members, go on trips or participate in school activities independently, and providing a solution for parents unable to accompany their children for air travels. The error rate of China Eastern service for unaccompanied children passengers is zero.

Comment of the Stakeholder:

When I was nine years old, I took a flight of China Eastern independently from Xi’an to Tianjin for the first time to visit my family, and I could still remember the meals, snacks and patient service of the flight attendants. That travel experience buried a seed in my heart to work for the Company. Now, as expected, I have joined China Eastern and become a flight attendant. Like the young flight crew who took care of me in the past, I have been taking good care of unaccompanied children. I hope that they can feel the warmth and kindness of the flight attendants, which will become great memories after they grow up.

•	Guo Kexin, a flight attendant of China Eastern

7.3.5 Customer Privacy Protection

In the era of big data, the digital economy is changing the way we live and bringing us innovative experience, which poses new challenges to information security while creating convenience for the society and individuals. Due to the special nature of the business, airlines and their agents have access to much personal privacy information of passengers. It is thus a vital issue for the airlines and their agents to protect customer privacy.

Management Approach

Based on the European Union’s General Data Protection Regulation (GDPR) and other international standards, the Company has integrated legal protection throughout the process of building an internet-based China Eastern from the top-level design. To strengthen the prevention and control of risks related to network security, compliance operations, online platforms and passenger personal information protection, we issued the Guiding Opinion on Strengthening Service Guarantee for the Internet-based China Eastern Strategy. In 2018, China Eastern set up the position of Data Protection Officer (DPO) for the first time to coordinate the Company’s information security and compliance operations, and further integrate information protection into the corporate governance system.

By strengthening the information security platform, building a network data leakage prevention platform and situational awareness platform, and deepening cloud application and cloud disaster preparedness, the Company has gained a greater capability in the identification, early warning and prevention of network information security risks. We strictly forbid our agents and distributors to leak or illegally use personal information of passengers, and have strengthened their awareness of information security. With constant effort in optimizing the information security management system, China Eastern has passed the certification of the ISO/IEC 27001 an information security standard and ISO/IEC 20000-1:2011 service management system.

7.3.6 Industrial Development Promotion

Adhering to open development and win-win cooperation, and with a scientific judgment and accurate grasp of the global and industry trends, China Eastern joins hands with partners of the industry chain and stakeholders to continuously promote business model upgrading, meet new social needs, and promote sustainable development of the ecological chain of the industry.

Management Approach

In cooperation with industry partners, the Company has promoted scientific and technological innovation of the industry and related standards, strengthened exchanges and cooperation in technology, service, talent and other fields, and improved the allocation of industry resources, contributing to China’s leap from “a large civil aviation country” to “a civil aviation power”.

Measures for Promoting Industry Development

China Eastern’s Engagement in Industrial Associations (partial)

Associations joined by China Eastern

IT Technology Community Steering Committee, North Asia IATA

International Aviation Transport Association (IATA)

Civil Aviation Maintenance Association of China

China Aviation Transport Association (CATA)

Civil Aviation Information Technology Application Chapter of China Computer Users Association

Shanghai Branch of Alliance of Industrial Internet, Ministry of Industry and Information Technology

7.4 Balancing Environment and Social Impacts

7.4.1 Pollution Prevention and Control

Pollution prevention and control is one of the “three critical battles” proposed by the 19th CPC National Congress. Aviation companies should actively identify, prevent and control emissions of exhaust gases, waste water and hazardous wastes generated during flight or ground activities to promote environmental compliance and fulfill environmental protection obligations.

Management Approach

For corporate development, China Eastern always adheres to the national policy of environmental protection and the principle of prevention first. We implement the responsibility system of pollution prevention and control by the pollutants source departments, and prevent and control pollution through systems and technology upgrading.

We have formulated the Regulations on Environmental Protection and the “Oil-to-Electricity” Special Work Implementation Plan for the Three-year Action Plan for Winning the Battle for a Blue Sky in accordance with the Atmospheric Pollution Prevention and Control Law, Work Plan on Implementing the “Three-year Action Plan to Win the Battle for a Blue Sky”, Regulations of Shanghai Municipality on the Prevention and Control of Atmospheric Pollution and so on, to strictly control the generation of pollutants. Moreover, in accordance with the Water Pollution Prevention and Control Law and local regulations related to waste water discharge, we have strengthened the treatment of sewage and reduced the amount of waste water discharged. In 2018, China Eastern completed the design and preliminary commissioning of the waste management information system, carried out self-examinations of environmental safety and environmental protection and treatment, and completed the first ecological environmental protection supervision of the SASAC.

Major Measures for Pollution Prevention in 2018

Measures to Sort and Treat Hazardous Wastes

Link: Q&A on the Environmental Impact of “Fuel Dumping”

On March 23, 2018, China Eastern flight MU587 from Shanghai to New York dumped 30 tons of fuel in the air to facilitate the emergency treatment of a 60-year-old female passenger and took an emergency landing at Ted Stevens Anchorage International Airport. The passenger then received proper treatment and got out of danger. The move was widely praised by the society while arousing arouse public concerns: Will fuel dumping in the air adversely affect the environment?

Q: Why is fuel dumping necessary when an airplane takes a forced landing?

A: Each airplane is designed with a maximum landing weight. If the airplane lands with a weight heavier than the maximum landing weight, its fuselage may be damaged or disintegrate. Fuel dumping can reduce the weight of the airplane and make it meet the safe landing conditions. It ensures the safety of the flight while buying time for the passenger in critical condition.

Q: Where does the dumped fuel in the air go?

A: Fuel dumping areas are left near most airports. Once there is a need for fuel dumping, the controller directs the airplane to conduct the operation at a proper height and area that is away from the city, airport, forest and the low altitude near the ground. The low temperature and low pressure at the high altitude help the dumped fuel to atomize in the atmosphere.

Q: Does fuel dumping have an adverse impact on the environment?

A: Fuel dumping will inevitably affect the environment. The whole industry and airplane manufacturers apply the civil aviation technologies to minimize such impact on the environment and surrounding residents by various measures.

7.4.2 Sustainable Utilization of Resources

Increasing the sustainable utilization rate of resources and materials such as energy and airplane offerings, and reducing the consumption of non-renewable resources are effective ways for airlines to improve their environmental performance and balance short-term demands with long-term development.

Management Approach

In compliance with the Environmental Protection Law, Circular Economy Promotion Law, Energy Conservation Law and other related laws and regulations, China Eastern adheres to green development and the concept of resource saving and utilization, and attaches great importance to environmental protection, energy conservation and emission reduction. We have formulated the Regulations on Environmental Protection Management and the Regulations on Energy Measuring Management to promote the sustainable utilization of resources and improve energy efficiency.

Measures for Sustainable Utilization of Resources in 2018

Sorting and Treatment of Non-hazardous Waste

Key Performance

In 2018

•	Fuel consumption per unit transport turnover: 3.245 tons / 10,000 km

•	Down 1.58% compared with last year.

Case: A “green, smart, harmonious” Home of China Eastern

In April 2018, Home of China Eastern, a new production, operation, security and coordination center of the Company, was officially completed and put into operation. Designed according to the Regulation on the Administration of Construction Project Environmental Protection and Design Standard for Energy Efficiency of Public Buildings of Shanghai municipality, the center balances energy and resource conservation with economic and environmental benefits, providing employees with a “green, smart, harmonious” working environment. Home of China Eastern obtained the two-star Certificate of Green Building Design Label and successfully applied for the special development fund for functional construction projects of the low-carbon practice area of Shanghai Hongqiao Business District.

Major Environmental Protection Measures of “Home of China Eastern”

7.4.3 Diversity and Equal Opportunity

Respecting employees’ rights to equal employment and non-discrimination is of great significance for promoting social fairness and justice, and a diversified employee team makes for better innovation capability and greater vitality of the Company. In this respect, creating a diversified employee team is not only of significance for our international development, but also has a far-reaching impact on the overseas expansion of the Company, serving the Belt and Road Initiative, and opening “world-class” air routes.

Management Approach

In strict accordance with The Constitution Law and the Labor Law, China Eastern respects the equal employment right of all employees and individual differences. We have formulated related policies and systems to guarantee that no employee is discriminated against due to their ethnicity, race, gender and religion, and provide fair development and promotion opportunities for employees with different backgrounds.

As the internationalization process of China Eastern accelerates, the number of overseas employees has also been on the rise. China Eastern treats Chinese and overseas employees equally in the process of formulating and implementing various incentives. In 2018, the Company specially awarded overseas employees with outstanding performance in production guarantee to motivate them to achieve business performance goals and enhance their sense of belonging. To show humanistic care, overseas marketing agencies of the Company, based on local customs and laws, planned and issued local special awards, and implemented personalized performance appraisal programs among employees of overseas marketing agencies to encourage them to seek for promotion and development.

In 2018, the Company developed various measures to care for female employees, including strengthening the building of the Women’s Working Committee, commending outstanding female employees, revising special collective contracts for female employees, organizing family activities, and giving lectures to enhance the happiness of female employees, so as to protect the rights of female employees from different dimensions.

Key Performance:

7.4.4 Conditions of Work and Social Protection

Employees are the most precious treasure of a company, and providing employees with decent working conditions and competitive salaries and benefits can help retain and motivate employees. Besides, a harmonious employment relationship has a far-reaching impact on the stability of the society. The specific production mode of aviation transport determines that the working conditions of flight crew are different from that of other industries. Therefore, providing employees with suitable, equal and proper working conditions and benefits is not only the basic requirement for protecting employees’ rights and interests and stimulating their vitality, but also is necessary for the Company to realize harmonious and stable development.

Management Approach

Based on the Labor Law, Labor Contract Law, Social Insurance Law, Employment Promotion Law and other national laws and regulations, China Eastern has formulated and strictly implemented the China Eastern Group Staff Manual (2017 Edition) and Administrative Regulations on Labor Contracts of China Eastern Group (2017 Edition) to eradicate child labor and forced labor. Since 2011, China Eastern has signed insurance agreements with insurance companies to customize insurance programs for our pilots according to their special occupational risks. In our main operation regions, the lowest salaries for China Eastern employees are above the local minimum wage. Besides, we provide decent working conditions for employees to work with dignity.

•	Co-building a happy China Eastern

“Building a happy China Eastern” is the shared dream of China Eastern employees, and in turn, happy employees lay the foundation for “a happy China Eastern”. In 2018, the Company held “A Happy China Eastern” Promotion Meeting and formulated the Guiding Opinions on Continuing Building “Happy China Eastern” to set the overall goals and work out specific measures for the next two to three years. The Category-based Analysis and Systematic Advancement – Happy China 2018 Action launched around the Company urged relevant departments to identify and properly manage their shortcomings to facilitate the building of “a happy China Eastern”. To encourage employees to act as owners of the Company, we have improved the rational suggestion system from the aspects of system establishment, personnel and training, which also consolidating the foundation of “a happy China Eastern”.

China Eastern’s Interpretation of the Connotation of “A Happy China Eastern” with Many Care Actions in 2018

Case: Being the “Steward” of Employees

China Eastern has established the Employee Service Center to create a comprehensive service platform for employees with all kinds of functions, quality services and high-degree intelligence. The center provides more than 15 kinds of services for China Eastern employees covering medical service, life service, financial reimbursement, etc.

Employee Service Center

Liu Shaoyong, Chairman of China Eastern, Visits 42 Representatives of Foreign Employees from China Eastern Business Departments at Home and Abroad at the “Come Back Home From Afar” Activity.

Key Performance:

In 2018

•	Completed the payment of serious illness mutual funds for 116 seriously ill employees and 43 female employees Total of mutual funds RMB 3.645 million

7.4.5 Employee Training and Development

Human resources are the core of a company, and it is a company’s corporate responsibility and key of corporate competitiveness to establish a sound employee training system, continuously improve the competence of employees, and train employees into creative and productive talents. For the rapidly developing China Eastern who undergoes transformation, creating a good development environment, and attracting, retaining talents and cultivating high-quality talents serves as the prerequisite for the Company to become a world-class airline.

Management Approach

With the mission of “achieving common development with employees” and creating a “world-class” talent team, China Eastern makes great efforts to build platforms for employee to grow, and encourages employees to hold their posts to enhance their competence and achieve greater value. In line with the principle of “the Party leads talents”, China Eastern has focused on strengthening the talent team building by unblocking the channels for talent to grow, develop and success, offering market-based salaries, establishing the “Swallow, Wing, Flying and Eagle” backup talents training system, and vigorously building and expanding the “Three-Leader” team (Three-Leader refers to Captain, Chief Steward and Group Leader) at the grassroots level. Through the construction and operation of China Eastern R&D Center, the Company provides diversified professional training programs for employees in different positions and different modes of work to enhance their business skills and management capabilities.

Measures for Talent Cultivation in 2018

Case: Cultivating highly skilled talents and carrying forward the spirit of craftsmanship

As the first civil aviation company in China to form a training base for highly skilled talents, China Eastern has actively explored and made attempts in the cultivation of highly skilled talents for the civil aviation industry. In 2018, China Eastern, as a training base for highly skilled talents of China and Shanghai, took an active part in training contestants for the 45th World Skills Competition, and made aircraft maintenance another field for China Eastern contestants to make a sally in addition to restaurant service. After strict selection over several months, a contestant from China Eastern was sent to participate in the competition to represent the Shanghai team in the aircraft maintenance event.

Key Performance

In 2018

•	Total number of participants of air duty, service, safety and management training programs 103,040

•	Total training investment RMB 107 million

•	Average training hours per female employee 23.7 hours

•	Average training hours per male employee 22 hours

China Eastern Airlines Technology R&D Center Co., Ltd (China Eastern R&D Center) was honored with “Outstanding Contribution Unit to National Cultivation of Skilled Talents” by the Ministry of Human Resources and Social Security

7.4.6 Special Flight Guarantee

As an essential part of the public transportation system and emergency rescue system, civil aviation companies are responsible to ensure smooth air transport for major events, and China Eastern, as one of the three backbone state-owned aviation companies of China, should be capable of undertaking such a responsibility with the support of rich air transport experiences and resources. In turn, providing guarantees for such major events urges China Eastern to continuously enhance its service innovation, internal coordination and external collaboration capabilities, which reflects the comprehensive strength of the Company and helps win the recognition and support of stakeholders.

Management approach

In 2018, China Eastern established the China Eastern National Defense Mobilization, Emergency and Major Transportation Management Leading Group to coordinate and manage special air transport missions.

•	Guaranteeing smooth air transport for China International Import Expo

The Company organized the compilation of China Eastern Overall Plan for Providing Guarantees of the First China International Import Expo in terms of strengthening the leadership, improving the system, completing contingency plans, strengthening supervision and drills, etc. to provide support for the success of the Expo.

•	Guaranteeing smooth air transport for national defense mobilization

In 2018, China Eastern actively fulfilled the responsibility of guaranteeing smooth air transport for national defense mobilization, and successfully provided support for transporting peacekeeping force in Lebanon, telecom frauds and new recruits and veterans. With such efforts, China Eastern Group won the title of Advanced Unit of National Defense Mobilization.

•	Overseas emergency rescues

•	After Kansai International Airport was shut down due to Typhoon Jebi, China Eastern took 7,000 stranded passengers back home.

•	Picking up more than 546 passengers stranded at Saipan International Airport by Typhoon Yutu

•	Sending two all-cargo Boeing 747 flights with steam boats, tents and other relief materials totaling over 80 tons to Laos after the 2018 Laos dam collapse

Key Performance

•	Special missions in 2018 144 flights

7.4.7 Community Engagement

Corporate engagement in community development helps enhance the well-being of the community while shaping enterprises into good corporate citizens. What concerns air transport companies is not only the local community, but also regions where they operate. As China Eastern opens more air routes, the Company has been engaging in more communities. It is our responsibility to actively participate in community affairs and promote community development, which is also a necessary condition for the Company to win the support of the community.

Management approach

With a thorough understanding of various community needs, we pay attention to the vulnerable groups and actively participate in community affairs by launching development projects in line with actual conditions of the community based on our own professional advantages and resources, and thereby enhance the public interests of the community and promote community development. Insisting on shouldering corporate social responsibilities as a central SOE and devoting to public good undertakings, we have generally created the “Love from China Eastern” public welfare brand. We carry our standardized management of “Love from China Eastern” public welfare activities based on the “Love from China Eastern” Volunteer Activities Management, Administrative Measures for Applying for Projects of “Love from China Eastern” Volunteer Activities, Regulations for “Love from China Eastern” Registered Volunteers and other rules and regulations.

The Company encourages and supports employees to participate in community volunteer service. Since 2010, through “Love from China Eastern” volunteer activities, China Eastern has mobilized resources within and outside the Company, and established a volunteer crowdfunding mechanism by cooperating with government departments, alliances, social organizations, and medical and education institutions, aiming to pool the strength of China Eastern employees and the whole society to jointly contribute to the creation of social values.

Measures for Community Engagement in 2018

Case: Opening commuting routes to promote local economic development

Actively responding to the Several Opinions of the State Council on Promoting the Development of the Civil Aviation Industry and Action Plan for the Construction of a Strong Civil Aviation Power in the New Era, China Eastern provided basic aviation services for old revolutionary base areas, areas inhabited by minority nationalities, remote and border areas, poverty-stricken areas and areas with poor ground transportation. By 2018, China Eastern had opened flights with 78% of domestic feeder-line airports whose passenger throughput is less two million. To improve the accessibility of aviation services, China Eastern launched 1,575 FIT promotions and product rates and 1,384 team rates. The passenger flow and logistics brought by the new routes have promoted economic prosperity of remote areas and driven the rapid development of related industries such as tourism, hotel and investment.

China Eastern cooperated with Delta to carry out the “Global Build” public welfare volunteer activity.

Zhejiang Branch Conducts an Elderly Care Activity Before the Mid-Autumn Festival

Airline stewardess of Beijing Branch went to Haijia International Bilingual School to give lectures on aviation safety knowledge

Key Performance:

In 2018

•	Number of “Love from China Eastern” public welfare projects 1,593

•	Number of employee volunteers 24,317

•	Number of beneficiary 83,917

•	Accumulated hours of volunteer service 148,763

8	Appendix

Performance Indicators

Classification	Indicators	Unit	2016	2017	2018

Economy	Total assets	RMB billion	210.051	227.464	236.765

	Operating revenue	RMB billion	98.560	101.721	114.930

	Total profits	RMB billion	6.507	8.620	3.867

	Number of suppliers	—	1,459	1,790	China United Airlines Co., Ltd. and Hebei:117, Zhejiang:126, Yunnan: 152, Sichuan: 104, Shanxi 117, Shandong: 153, Jiangxi 99, Jiangsu:101, Gansu: 126, Beijing:145, Anhui:100, Shanghai:560, Shanghai Airlines:111, Shanghai Airlines Tours International: 12, Flight Training Companies:30

	Taxes and fees	RMB billion	3.448	3.977	4.577

	Total tax payment	RMB billion	11.013	9.473	8.451

	Number of suppliers	—	Domestic: 2,998	Overseas: 32,817 Domestic: 3,446	Overseas: 32,432 Domestic: 2,457

	Contract compliance rate	%	100	100	100

General Performance	Utilization rate of aircrafts	Hour	9.80	9.68	9.69

	Average age of aircrafts	Year	5.39	5.55	5.7

	Transport volume	Billion ton kilometers	19.70	18.86	20.36

	Passenger turnover	Million	101.41	110.81	121.2

	Number of routes	—	936	1,219.0	1,386

	Number of destination countries/regions	—	177	177.0	175.0

	Number of destinations	—	1,062	1,074.0	1,150.0

	Number of code-sharing routes	—	1,047	1,022.0	797.0
	Safe flight hours	Million hours	1.956	2.111	2.206
	Incidents	—	—	11.0	4.0
	Incident rate per ten thousand hours	%	0.072	0.052	0.018
	Severe maintenance errors	—	2	2.0	1.0
	Training hours on simulators	Hour	120,255	137,384.0	146,700.0
	Food hygiene incidents	—	—	0.0	0.0

Service	Flight punctuality rate	%	74.82	71.99	80.55
	Effective notification rate of unpunctual flights	%	99	99.0	95.5
	Investment in smart technology	RMB million	—	23.496	44.439

Number of Fly-Fi fleets	—	—	74.0	82.0

Number of frequent flyers	Million	29.20	33.360	39.630

Copies of passenger satisfaction questionnaires		421,000	440,000	656,000

Passenger satisfaction	Point	89.70	91.3	89.35

Number of passenger commendation letters	—	12,419	16,293.0	13,931.0

Complaints from passengers	—	Statistical method and caliber had been change	Statistical method and caliber had been change	3,167

Complaints handling rate	%	100	100.0	100.0

Complaints about passenger privacy	—	—	367.0	308 (271 cases of smishing, 37 cases of unauthorized bonus point loss)

Customer data losses	—	—	0.0	0.0

Luggage mishandling rate	Millesimal	2.619	1.854	1.722

Self check-in for domestic flights	%	62.31	71.2	78.6

Coverage of self check-in machines in domestic terminals	%	90.60	90.6	88.11

Domestic destinations of connecting flights	—	37	37.0	58.0

International destinations of connecting flights	—	32	32.0	34.0

Number of special passengers		207,782	251,089.0	127,926(Hongqiao International Airport and Pudong International Airport)

Environment	Water consumption	Kiloton	5,256.2	4,740.0	5,142.8

	Aviation fuel consumption	Kiloton	5,941.1	6,216.7	6,606.8

	Natural gas consumption	1,000 m3	4,729.1	4,773.2	6,636.6

	Gasoline consumption	Kiloliter	2,656.9	2,345.0	2,266.4

	Diesel consumption	Kiloliter	13,056.1	11,592.0	11,986.2

	LPG consumption	1,000 m3	141.5	81.3	68.2

	Consumption of other petroleum products	Ton	326.4	276.9	344.0

	Electricity consumption	1,000 kWh	162,347.5	143,883.0	174,824.5

	Carbon dioxide emissions	Ton	18,714,200	19,528,730.0	20,811,518.5

Energy consumption per RMB 10,000 of operating revenue	Tons of standard coal per RMB 10,000	0.85	0.90	0.96

Fuel consumption per transport distance	Tons (of aviation fuel)/10,000 kilometers	3.01	3.297	3.245

Ton kilometers of carbon dioxide emissions	Ton/10,000 ton kilometers			10.23

Sewage discharge	Ton	4,730	4,242.0	4,630.0

Quantity of non-hazardous waste	Ton	No data	5,302.0	5,508.0

Quantity of hazardous (dangerous) waste	Ton	30.5	33.6	36.5

Employee	Number of employees	—	75,333	75,277.0	77,005.0

	Total remuneration for employees	RMB billion	18.145	20.320	22.134

	Percentage of female employees	%	37.10	39.90	39.30

	Percentages of executives by gender and age group	%	Female 8.68	Female 10.3; Male 89.7; Below 30 years of age: 0 31-40 years of age:4.8 41-50 years of age: 51.0 Above 51 years of age: 44.2	Female 10.4; Male 89.6; Below 30 years of age: 0 31-40 years of age:3.9 41-50 years of age: 49.8 Above 51 years of age: 46.3

	Number of minority employees	—	2,130	2,325.0	2,427.0

	Number of foreign employees	—	1123	1,324.0	1,466.0

	Percentage of foreign executives	%	—	0.0	0.0

	Collective contract signing rate	%	100	100.0	100.0

Percentage of participation in the Trade Union	%	96.50	97036	94.93 (Influence by erntry procedure time in the membership process)

Number of new employees	—	5,355	Female: 2,803; Male: 2,795; Below 30 years of age: 5,546 31-50 years of age: 52 Above 51 years of age: 0	Female: 3,132; Male: 2,765; Below 30 years of age: 5,833 31-50 years of age: 64 Above 51 years of age: 0

Labor contract signing rate	%	100	100.0	100.0

Profession distribution	—

Management personnel: 4,985

Professional technicians: 13,263

Pilots: 6,188

Flight crew: 12,023

Air security guards: 3,060

Salesmen: 4,266

Financial officers: 955

Ground service personnel and others: 30,593

Management personnel: 4,972

Professional technicians: 13,904

Pilots: 6,718

Flight crew: 15,067

Air security guards: 3,413

Salesmen: 4,378

Financial officers: 586

Ground service personnel and others: 26,239

Management personnel: 3,605

Professional technicians: 14,046

Pilots: 7,634

Flight crew: 15,829

Air security guards: 4,080

Salesmen: 3,978

Financial officers: 544

Ground service personnel and others: 27,289

Age distribution	%	Below 30 years of age: 39.5 31-40 years of age: 32.3 41-50 years of age: 19.9 Above 51 years of age: 8.2	Below 30 years of age: 44.3 31-40 years of age: 31.3 41-50 years of age: 18.4 Above 51 years of age: 6	Below 30 years of age: 42.1 31-40 years of age: 32.0 41-50 years of age: 18.3 Above 51 years of age: 7.6

Educational background	%	Joiner college or lower: 58.9 Bachelor degree: 38.9 Master degree or higher: 2.2	Joiner college or lower: 56.8 Bachelor degree: 40.8 Master degree or higher: 2.4	Joiner college or lower: 55.3 Bachelor degree: 42.0 Master degree or higher: 2.7

Starting salary standards of main operation sites	RMB	Shanghai: 4,433 Beijing: 4,133 Kunming: 4,003 Xi’an :3,913	Shanghai: 4,433 Beijing: 4,133 Kunming: 4,003 Xi’an :3,913	Shanghai: 4,433 Beijing: 4,133 Kunming: 4,003 Xi’an: 3,913

Coverage of social insurance	%	100	100.0	100.0

Coverage of enterprise annuity	%	87.20	93.4	87.5

Employee turnover rate	%	Management personnel 0.09 Pilots 0.26 Flight crew and security guards: 0.62 Professional technicians: 0.46 Salesmen: 0.29 Others: 0.41	Management personnel 0.05 Pilots 0.09 Flight crew and security guards: 1.52 Professional technicians: 0.53 Salesmen: 0.48 Others: 2.82	Management personnel 0.04 Pilots 0.17 Flight crew and security guards: 2.05 Professional technicians: 0.72 Salesmen: 0.37 Others: 4.01

Proportion of employees who underwent health examinations	%	76.5	78.4	72.1

Work injuries	—	70	49.0	104.0

Work-related deaths	—	0	0.0	4 (1 traffic accident during work and 3 sudden illness during work)

Number of participants in EAP consultation	Person time	1,300	3,457 ( Including employees trained before the EAP project, employees trained in identification and early warning of psychological abnormality, hotline and face-to-face consultation)	3,207( Including employees trained before the EAP project, by hotline and face-to-face consultation; employees with psychological crisis intervention)

Total investment in trainings	RMB Million	40	49.24	107 (Training travel expenses are firstly included.)

Number of training participants	Person time	287,870	345,953.0	571,577.0

Training hours per capita		39	Female: 20, Male: 18.9	Female: 23.7, Male: 22

Proportion of employees accepting performance appraisal and career development appraisal	%	—	—	Female: 97.9, Male: 98.8; Management personnel: 96.2, General staff : 98.6

Occurrence of discrimination	—	0	0.0	0.0

	Financial support for disadvantaged employees	RMB million	2.850	3.460	3.645

Community	Investment in fixed-pointed poverty alleviation	RMB million	10.336	13.291	13.83

	Special flights	Aircraft/time	204	135.0	144.0

	Number of registered employee volunteers	—	4,694	5,000.0	5,030.0

	Number of public welfare projects	—	1,257	836.0	1,593.0

	Number of employees who participated in public welfare volunteering activities	Person time	48,440	59,069.0	24,317.0

	Number of people benefited from public welfare activities	Person time	90,999	65,733.0	83,917.0

	Public welfare service time	10,000 hours	14.53	17.09	14.88

GRI Content Index6

For the Materiality Disclosures Service, GRI Services reviewed that the GRI content index is clearly presented and the references for Disclosures 102-40 to 102-49 align with appropriate sections in the body of the report.

This Report has been prepared in accordance with the GRI Standards: Core option
General Disclosures	Introduction	Chapter	Page	Reason for omission

GRI 101: FOUNDATION 2016

GRI 101 does not include any disclosures

GRI 102: GENERAL DISCLOSURES 2016

Organizational Profile

102-1	Name of the organization	Company Profile	P10

102-2	Activities, brands, products, and services	Company Profile	P10

102-3	Location of headquarters	Company Profile	P10

102-4	Location of operations	Company Profile	P10

102-5	Ownership and legal form	Company Profile	P10

102-6	Markets served	Company Profile	P10

102-7	Scale of the organization	Company Profile Performance Indicators	P10, P88

102-8	Information on employees and other workers	Performance Indicators	P90

This service was performed on the Simplified Chinese version of the report.

102-9	Supply chain	Performance Indicators

102-10	Significant changes to the organization and its supply chain	About the Report		No significant changes.

102-11	Precautionary principle or approach	About China Eastern	P16

102-12	External initiatives	Background of Sustainable Development	P32

102-13	Membership of associations	Industrial Development Promotion	P75

Strategy

102-14	Statement from senior decision-maker	Message from the Chairman	P6

Ethics and Integrity

102-16	Values, principles, standards, and norms of behavior	Corporate Strategy CSR Integration	P11, P33

Governance

102-18	Governance structure	Corporate Governance	P12-13

Stakeholder Engagement

102-40	List of stakeholder groups	Stakeholder Engagement	P38

102-41	Collective bargaining agreements	Performance Indicators	P90

102-42	Identifying and selecting stakeholders	Stakeholder Engagement	P38

102-43	Approach to stakeholder engagement	Stakeholder Engagement	P38

102-44	Key topics and concerns raised	Stakeholder Engagement	P38

Reporting Practice

102-45	Entities included in the consolidated financial statements	About the Report	P8

102-46	Defining report content and topic Boundaries	About the Report	P8

102-47	List of material topics	Materiality Management	P34

102-48	Restatements of information	Some data of previous year are corrected.

102-49	Changes in reporting	The topic of “sustainable supply chain” was subtracted , and the topic of “community participation” was added.

102-50	Reporting period	About the Report	P8

102-51	Date of most recent report	About the Report	P8

102-52	Reporting cycle	About the Report	P8

102-53	Contact point for questions regarding the report	About the Report	P9

102-54	Claims of reporting in accordance with the GRI Standards	GRI Standards Content Index	P92

102-55	GRI Standards Content Index	GRI Standards Content Index	P92

102-56	External assurance	Assurance Statement	P100

Environmental Topics

GRI 302: ENERGY 2016/ GRI 103: MANAGEMENT APPROACH 2016

103-1	Explanation of the material topic and its Boundary	Addressing Climate Change, Sustainable Utilization of Resources	P46, P78

103-2	The management approach and its components	Addressing Climate Change, Sustainable Utilization of Resources	P46, P78

103-3	Evaluation of the management approach	Addressing Climate Change, Sustainable Utilization of Resources	P46, P78

302-1	Energy consumption within the organization	Performance Indicators	P89

302-3	Energy intensity	Performance Indicators	P90

302-4	Reduction of energy consumption	Addressing Climate Change	P46

302-5	Reductions in energy requirements of products and services	Addressing Climate Change	P46

GRI 305: EMISSIONS 2016/ GRI 103: MANAGEMENT APPROACH 2016

103-1	Explanation of the material topic and its Boundary	Addressing Climate Change	P46

103-2	The management approach and its components	Addressing Climate Change	P46

103-3	Evaluation of the management approach	Addressing Climate Change	P46

305-1	Direct (Scope 1) GHG emissions	Performance Indicators	P90

305-4	GHG emissions intensity	Performance Indicators	P90

305-5	Reduction of GHG emissions	Addressing Climate Change	P46

GRI 306: EFFLUENTS AND WASTE 2016/ GRI 103: MANAGEMENT APPROACH 2016

103-1	Explanation of the material topic and its Boundary	Pollution Prevention	P76

103-2	The management approach and its components	Pollution Prevention	P76

103-3	Evaluation of the management approach	Pollution Prevention	P76

306-1	Water discharge by quality and destination	Performance Indicators	P89

306-2	Waste by type and disposal method	Pollution Prevention	P90

Social Topics

GRI 401 2016 GRI 401: EMPLOYMENT 2016/ GRI 103: MANAGEMENT APPROACH 2016

103-1	Explanation of the material topic and its Boundary	Conditions of Work and Social Protection	P81

103-2	The management approach and its components	Conditions of Work and Social Protection	P81

103-3	Evaluation of the management approach	Conditions of Work and Social Protection	P81

401-1	New employee hires and employee turnover	Performance Indicators	P91

401-2	Benefits provided to full-time employees that are not provided to temporary or part-time employees”	Conditions of Work and Social Protection	P81-82

GRI 403: OCCUPATIONAL HEALTH AND SAFETY 2016/ GRI 103: MANAGEMENT APPROACH 2016

103-1	Explanation of the material topic and its Boundary	Occupational health and safety	P60

103-2	The management approach and its components	Occupational health and safety	P60

103-3	Evaluation of the management approach	Occupational health and safety	P60

403-2	Types of injury and rates of injury, occupational diseases, lost days, and absenteeism, and number of work-related fatalities	Occupational health and safety	P61

403-3	Workers with high incidence or high risk of diseases related to their occupation	Occupational health and safety	P61

GRI 404: TRAINING AND EDUCATION 2016/ GRI 103: MANAGEMENT APPROACH 2016

103-1	Explanation of the material topic and its Boundary	Employee Training and Development	P83

103-2	The management approach and its components	Employee Training and Development	P83

103-3	Evaluation of the management approach	Employee Training and Development	P83

404-1	Average hours of training per year per employee	Performance Indicators	P91

GRI 405: DIVERSITY AND EQUAL OPPORTUNITY 2016/ GRI 103: MANAGEMENT APPROACH 2016

103-1	Explanation of the material topic and its Boundary	Diversification and Equal Opportunity	P80

103-2	The management approach and its components	Diversification and Equal Opportunity	P80

103-3	Evaluation of the management approach	Diversification and Equal Opportunity	P80

405-1	Diversity of governance bodies and employees	Diversification and Equal Opportunity	P80

GRI 406: NON-DISCRIMINATION 2016/ GRI 103: MANAGEMENT APPROACH 2016

103-1	Explanation of the material topic and its Boundary	Conditions of Work and Social Protection	P81

103-2	The management approach and its components	Conditions of Work and Social Protection	P81

103-3	Evaluation of the management approach	Conditions of Work and Social Protection	P81

406-1	Incidents of discrimination and corrective actions taken	Performance Indicators	P91

GRI 406: CHILD LABOR 2016/ GRI 103: MANAGEMENT APPROACH 2016

103-1	Explanation of the material topic and its Boundary	Conditions of Work and Social Protection	P81

103-2	The management approach and its components	Conditions of Work and Social Protection	P81

103-3	Evaluation of the management approach	Conditions of Work and Social Protection	P81

408-1	Operations and suppliers at significant risk for incidents of child labor			No operations and suppliers considered to have significant risk for incidents of child labor

GRI 409: FORCED OR COMPULSORY LABOR 2016/ GRI 103: MANAGEMENT APPROACH 2016

103-1	Explanation of the material topic and its Boundary	Conditions of Work and Social Protection	P81

103-2	The management approach and its components	Conditions of Work and Social Protection	P81

103-3	Evaluation of the management approach	Conditions of Work and Social Protection	P81

409-1	Operations and suppliers at significant risk for incidents of forced or compulsory labor			No operations and suppliers considered to have significant risk for incidents of forced or compulsory labor

GRI 413: LOCAL COMMUNITIES 2016/ GRI 103: MANAGEMENT APPROACH 2016

103-1	Explanation of the material topic and its Boundary	Targeted Poverty Alleviation, Community Engagement	P49, P86

103-2	The management approach and its components	Targeted Poverty Alleviation, Community Engagement	P49, P86

103-3	Evaluation of the management approach	Targeted Poverty Alleviation, Community Engagement	P49, P86

413-1	Operations with local community engagement, impact assessments, and development programs	Targeted Poverty Alleviation, Community Engagement	P49, P86

413-2	Operations with significant actual and potential negative impacts on local communities			No operations with significant actual and potential negative impacts on local communities

GRI 416: CUSTOMER HEALTH AND SAFETY 2016/ GRI 103: MANAGEMENT APPROACH 2016

103-1	Explanation of the material topic and its Boundary	Passengers’ health and safety	P62

103-2	The management approach and its components	Passengers’ health and safety	P62

103-3	Evaluation of the management approach	Passengers’ health and safety	P62

416-1	Assessment of the health and safety impacts of product and service categories	Passengers’ health and safety	P62-63

GRI 417: MARKETING AND LABELING 2016/ GRI 103: MANAGEMENT APPROACH 2016

103-1	Explanation of the material topic and its Boundary	Flight Punctuality, Product and service innovation	P44, P66

103-2	The management approach and its components	Flight Punctuality, Product and service innovation	P44, P66

103-3	Evaluation of the management approach	Flight Punctuality, Product and service innovation	P44, P66

417-2	Incidents of non-compliance concerning product and service information and labeling			No incidents occurred

417-3	Incidents of non-compliance concerning marketing communications			No incidents occurred

GRI 418: CUSTOMER PRIVACY 2016/ GRI 103: MANAGEMENT APPROACH 2016

103-1	Explanation of the material topic and its Boundary	Customer Privacy Protection	P74

103-2	The management approach and its components	Customer Privacy Protection	P74

103-3	Evaluation of the management approach	Customer Privacy Protection	P74

418-1	Substantiated complaints concerning breaches of customer privacy and losses of customer data	Performance Indicators	P89

HK-ESG Index

Indicator		Chapter	Page	Explanation
Aspect A1- Emissions
General Disclosure	Information on the policies; and compliance with relevant laws and regulations that have a significant impact on the issuer, relating to air and greenhouse gas emissions, discharges into water and land, and generation of hazardous and non-hazardous waste	Addressing Climate Change, Pollution Prevention, Sustainable Utilization of Resources	P46, P76, P78

A1.1	The types of emissions and respective emissions data			The exhaust gas generated in the daily operation of China Eastern is basically generated by aviation oil emissions. The standard of conversion coefficient for other exhaust gas types in the industry is still unclear.

A1.2	Greenhouse gas emissions in total (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility)	Performance Indicators	P90	The main greenhouse gas emission from China Eastern is carbon dioxide. It is obtained by multiplying fuel consumption by standard conversion coefficient in the industry. All other greenhouse gas emissions are small.

A1.3	Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility)	Pollution Prevention	P76

A1.4	Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility)	Sustainable Utilization of Resources	P78

A1.5	Description of measures to mitigate emissions and results achieved	Addressing Climate Change, Pollution Prevention	P47, P76

A1.6	Description of how hazardous and non-hazardous wastes are handled, reduction initiatives and results achieved	Pollution Prevention, Sustainable Utilization of Resources	P76, P78

Aspect A2-Use of Resources

General Disclosure	Policies on the efficient use of resources, including energy, water and other raw materials	Sustainable Utilization of Resources	P78

A2.1	Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in ’000s) and intensity (e.g. per unit of production volume, per facility)	Performance Indicators	P89-90

A2.2	Water consumption in total and intensity (e.g. per unit of production volume, per facility)	Performance Indicators	P89

A2.3	Description of energy use efficiency initiatives and results achieved	Sustainable Utilization of Resources	P78

A2.4	Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency initiatives and results achieved	Sustainable Utilization of Resources	P78

A2.5	Total packaging material used for finished products (in tonnes) and, if applicable, with reference to per unit produced			Not applicable. The operation of China Eastern does not involve manufacturing process.

Aspect A3-The Environment and Natural Resources

General Disclosure	Policies on minimising the issuer’s significant impact on the environment and natural resources	Addressing Climate Change, Pollution Prevention, Sustainable Utilization of Resources	P46, P76, P78

A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them			China Eastern abides by the Wildlife Protection Law of the People’s Republic of China and prohibits the transportation of all kinds of illegal wildlife and their products.

Aspect B1-Employment

General Disclosure	Information on the policies; and compliance with relevant laws and regulations that have a significant impact on the issuer, relating to compensation and dismissal, recruitment and promotion, working hours, rest periods, equal opportunity, diversity, anti-discrimination, and other benefits and welfare	Conditions of Work and Social Protection , Diversification and Equal Opportunity	P80-82

B1.1	Total workforce by gender, employment type, age group and geographical region	Performance Indicators	P90-91

B1.2	Employee turnover rate by gender, age group and geographical region	Performance Indicators	P91

Aspect B2-Health and Safety

General Disclosure	Information on the policies; and compliance with relevant laws and regulations that have a significant impact on the issuer, relating to providing a safe working environment and protecting employees from occupational hazards	Occupational health and safety	P60

B2.1	Number and rate of work-related fatalities	Performance Indicators	P91

B2.2	Lost days due to work injury	Performance Indicators	P91

B2.3	Description of occupational health and safety measures adopted, how they are implemented and monitored	Occupational health and safety	P61

Aspect B3-Development and Training

General Disclosure	Policies on improving employees’ knowledge and skills for discharging duties at work. Description of training activities	Employee Training and Development	P83

B3.1	The percentage of employees trained by gender and employee category (e.g. senior management, middle management)	Performance Indicators	P90

B3.2	The average training hours completed per employee by gender and employee category	Performance Indicators	P91

Aspect B4-Labour Standards

General Disclosure	Information on the policies; and compliance with relevant laws and regulations that have a significant impact on the issuer, relating to preventing child and forced labour	Conditions of Work and Social Protection	P81

Aspect B5-Supply Chain Management

General Disclosure	Policies on managing environmental and social risks of the supply chain			China Eastern incorporate the specific requirements of social responsibility into the entire assessment system and supplier management system, formulate and continuously modify relevant provisions such as the Procurement Regulation of China Eastern Airlines Corporation Limited and Detailed Rule for Procurement of China Eastern Airlines Corporation Limited, and improve the strict access and assessment mechanism.

B5.1	Number of suppliers by geographical region	Performance Indicators	P88

B5.2	Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, how they are implemented and monitored			New suppliers are required to sign the Suppliers’ Letter of Commitment on Social Responsibility and Suppliers’ Letter of Commitment on Integrity to notify them of their obligations in respect of environmental protection, public welfare and labor protection.

Aspect B6-Product Responsibility

General Disclosure	Information on the policies; and compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labelling and privacy matters relating to products and services provided and methods of redress	Passengers’ health and safety, Product and service innovation, Improvement of Passenger Experience, Special Passenger Service, Customer Privacy Protection	P62, P66-75

B6.2	Number of products and service related complaints received and how they are dealt with	Improvement of Passenger Experience	P69

B6.5	Description of consumer data protection and privacy policies, how they are implemented and monitored	Customer Privacy Protection	P74

Aspect B7-Anti-corruption

General Disclosure	Information on the policies; and compliance with relevant laws and regulations that have a significant impact on the issuer, relating to bribery, extortion, fraud and money laundering	Anti-corruption	P14

B7.2	Description of preventive measures and whistle-blowing procedures, how they are implemented and monitored	Anti-corruption	P14

Aspect B8-Community Investment

General Disclosure	Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities’ interests	Targeted Poverty Alleviation, Community Engagement	P49, P86

B8.1	Focus areas of contribution (e.g. education, environmental concerns, labour needs, health, culture, sport)	Targeted Poverty Alleviation, Community Engagement	P49, P86

B8.2	Resources contributed (e.g. money or time) to the focus area	Targeted Poverty Alleviation, Community Engagement	P49, P86

Feedback Sheet

Dear Sir/Madam,

Thank you for reading China Eastern Airlines Corporate Social Responsibility Report 2018. To provide more meaningful information, facilitate monitoring our CSR work and improve our management and practice of social responsibility, we sincerely await your opinions and suggestions.

Please fill the feedback sheet and mail it to us according to the following address:

Department: Department of Corporate Culture and Brand Management of China Eastern Airlines

Tel: 021-22331435 Fax: 021-62686883 E-mail: ceanews@163.com

Address: 36 Hongxiang 3rd Road, Shanghai Hongqiao International Airport, Shanghai, China (200335)

1. Your role: _______________

A. Passengers B. Shareholders C. Government D. Community E. Partners F. Social group G. Others (if other, please specify)

2. What’s your assessment of China Eastern Airlines Corporate Social Responsibility Report 2017?

A. Very good B. Good C. Fair D. Poor E. Very poor

3. What’s your assessment of China Eastern’s CSR performance in economy, environment and society?

Economic Responsibility	A. Very good B. Good C. Fair D. Poor E. Very poor

Social Responsibility	A. Very good B. Good C. Fair D. Poor E. Very poor

Environmental Responsibility	A. Very good B. Good C. Fair D. Poor E. Very poor

4. What is your assessment of this report in terms of the response to and the disclosure of topics concerned by stakeholders?

A. Very good B. Good C. Fair D. Poor E. Very poor

5. Do you think the information, data and indicators disclosed in this report are accurate, clear and complete?

Clarity	A. Very good B. Good C. Fair D. Poor E. Very poor

Accuracy	A. Very good B. Good C. Fair D. Poor E. Very poor

Completeness	A. Very good B. Good C. Fair D. Poor E. Very poor

6. What is your assessment of the content and design of this report for reading?

Content	A. Good B. Fair C. Poor

Design	A. Good B. Fair C. Poor

7. Among the following topics, please choose five to ten topics (at least five topics) that you think are of the most importance.

A. Flight Punctuality	B. Addressing climate change	C. Targeted poverty alleviation	D. Aviation safety

E. Occupational health and safety	F. Passenger health and safety	G. Internationalized development	H. Product and service innovation

I. Improvement of passenger experience	J. Special passenger service	K. Customer privacy protection	L. Promotion of industrial development

M. Pollution prevention and treatment	N. Sustainable resource utilization	O. Diversity and equal opportunity	P. Work conditions and social protection

Q. Employee training and development	R. Special flight guarantee	S. Community engagement

T. Others. If any, please specify ( )

8. Your comments and suggestions for China Eastern’s social responsibility work and this report:

173